Exhibit 1

The following summarizes certain information, including financial information, that we will disclose to prospective purchasers in connection with our proposed private placement. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Annual Report”) and should be read in conjunction therewith. Except as the context otherwise may require, references in this filing to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in our 2012 Annual Report. References in this filing to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•

our ability to satisfy our obligations under our facilities agreement, dated as of September 17, 2012, entered into with our major creditors and our obligations under the indentures that govern our Senior Secured Notes (as defined herein) and our other debt instruments;

•	our ability to consummate asset sales, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of our 2012 Annual Report and under “Risk Factors” in below.

Readers are urged to read this filing and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this filing is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

RISK FACTORS

The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of our 2012 Annual Report, are not the only risks we face, and any of the risk factors described below and in our 2012 Annual Report could significantly and adversely affect our business, results of operations or financial condition.

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America, Western Europe and Egypt.

Economic growth in the United States remains moderate despite substantial easing of monetary policy since the 2008 financial crisis. A rapid shift to contractionary policy by the Federal Reserve could have considerable economic consequences. An uncontrolled and disorderly departure from current policy could de-anchor inflation expectations, while a mistimed exit could undermine financial stability and negatively impact potential economic growth. An increase in mortgage interest rates due to a restrictive monetary policy could decelerate the pace of recovery in the housing sector and, in consequence, lead to a reduction in demand for cement and building materials in the United States. A decrease in spending by federal and state governments could also jeopardize economic recovery in the United States. Infrastructure spending is dependent upon state fiscal results and political agreements being reached at the federal level. Significant reductions in or changes to the U.S. federal government’s budget or its spending priorities from one period to another, including the impact of the sequestration, could adversely affect our customers’ and their demand for our products and services and could therefore materially adversely affect our business, financial condition and results of operations.

Though investor confidence in the Mexican economy has risen, driven by optimistic expectations on the passage of much needed structural reforms, economic activity in Mexico has continued to decelerate. In particular, construction and building activity has been weak. The Mexican housing sector has suffered significantly with several of the country’s largest homebuilders recently in financial distress. Public investment in infrastructure has also been slower than expected.

A contraction of the Mexican economy or a decline in the Mexican construction or housing sectors (including continued reduced levels of infrastructure spending and worsening conditions in the formal homebuilding industry) would have an adverse effect on demand for our products and could have a material adverse effect on our results of operations and financial condition. In addition, Mexico’s dependence on the U.S. economy remains very significant and, therefore, any downturn in the economic outlook of the United States may hinder economic growth in Mexico. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. Large capital inflows, which are driven by accommodative monetary policies in the United States, Japan and the European Union, and the search for higher returns on investments, can generate financial instability through credit booms and asset price bubbles, dampening future economic growth. A reversal of capital inflows resulting from a spike in risk aversion, or when the United States, Japan and the European Union begin exiting their accommodative monetary policy, could have adverse effects on the Mexican economy generally and our financial results.

Euro area countries, particularly countries in the periphery, have faced a difficult economic environment due to sovereign, institutional and financial crises. Although progress has been made through policy actions that are essential to stabilize the Euro area (European Central Bank support, banking union, further fiscal integration), stability in the Euro area is still fragile and the relevant details of such policies are still in the initial phases. Once these policies are decided, they will still need to be legislated and implemented. Delays and/or incomplete steps could trigger the erosion of incipient market confidence and our financial condition and results of operations could be further affected. Austerity measures being implemented by most European countries could result in larger than expected declines in infrastructure construction activity and demand for our products. Weaker than expected economic growth and worsening financial conditions could negatively affect residential and private non-residential construction. The risks are more pronounced in those countries with a higher degree of previous market distortions

(especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain. In these countries, the adjustment process has been slow, given the severe fiscal constraints, the need for households to delever and the limitations on credit institutions that are in the process of strengthening their balance sheets. Because of this, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. At the same time, fiscal austerity measures implemented in these countries have increased social risk and could also negatively affect their economies, which could adversely affect demand for our products and, as a consequence, adversely affect our business, financial condition and results of operations. Moreover, a default by a Eurozone country on their debt or their exit from the Euro could have a negative effect not only on the country, but also on the rest of Europe, which could adversely affect demand for our products, our business financial conditions and results of operations. In the U.K., economic recovery is proceeding slowly despite the sizable monetary stimulus. The U.K.’s exposure to financial market distress (given the weight of the financial sector in its economy) is significant. The significant trade links that Eastern European countries have with Western Europe make some of them susceptible to the Western European recession and political problems. The risk of spillover of financial and economic problems from one country to another is significant. Large financing needs in these countries also represent a significant vulnerability.

The Central and South American economies are also exposed to the risk of a decrease in overall economic activity. A new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on demand and/or prices for our products in this region, thereby adversely affecting our business and results of operations. The region has received strong capital inflows associated with the excess of global liquidity, so the risk of asset bubbles, credit booms and economic overheating is also present, as well as the risk of a sudden reversal of flows. In particular, recently announced tightening of U.S. monetary policy could reduce capital flows into Latin American countries. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have a negative impact on prices and demand for our products, which could adversely affect our business, financial conditions and results of operations.

The Asia-Pacific region will likely be negatively affected if the economic landscape further deteriorates. Increased country risk and/or decreased confidence among global investors would also limit capital inflows and investments in the Asian region. A decline in Chinese economic growth (due to a disorderly correction of its imbalances or otherwise) would have negative spillover effects on the region. In the Middle East region, lower oil revenues and political risk could moderate economic growth and adversely affect construction investments. In Egypt, political instability and social risk persist. The uncertainty caused by this could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Egypt´s large financial needs and the impediments to accessing financial support from multilateral institutions (due to the necessity for unpopular economic measures) could trigger a disorderly depreciation of the exchange rate. In addition, Egypt is subject to risks created by legal uncertainty.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are correlated with declines in economic conditions. As a result, a deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the GDP of the countries where we operate will translate into a correlated increase in demand for our products.

If the economy of certain major countries where we operate were to deteriorate or fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be materially adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union or slowing economies in parts of Asia, or the impact of continuing uncertainty associated with the budget “sequestration” in the U.S. federal government on our business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and increased risk that customers may delay payments, fail to pay or default on credit extended to them, could have a material adverse effect on our results of operations or financial condition.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of December 31, 2012, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2012, see “Item 4—Information on the Company—Geographic Breakdown of Net Sales for the Year Ended December 31, 2012” of our 2012 Annual Report.

Our operations in the South America and the Caribbean region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business.

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” of our 2012 Annual Report.

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. The removal of Mr. Morsi from office has been followed by demonstrations and clashes between his supporters and opponents across Egypt, some of which have been violent. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this report. Risks to CEMEX’s operations in Egypt include exchange rate volatility, energy shortages and a potential reduction in overall economic activity in Egypt, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Concerns about the overall stability of the Euro have receded significantly in recent months, nonetheless, concerns persists regarding the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

We cannot completely discard the risk of the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final portland cement national emission standard (“Portland Cement NESHAP”) for hazardous air pollutants under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The EPA also promulgated New Source Performance Standards (the “NSPS”) for cement plants at the same time. CEMEX, along with others in its industry, challenged these rules in administrative and judicial proceedings. In December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards, but rejected all challenges to the NSPS rule. In February 2013, EPA issued a revised final NESHAP rule that relaxed emissions limits for particulate matter as compared to the Portland Cement NESHAP rule, left the emissions limits for mercury, total hydrocarbons, and hydrochloric acid unchanged, and moved the compliance deadline to September 2015. In April 2013, environmental groups challenged the revised Portland Cement NESHAP rule in federal court. The challengers also filed a motion seeking to reinstitute the September 2013 compliance date pending judicial review of the rule, however, this request was denied by the court. We are unable to predict whether the challenge will result in the rule being remanded again to EPA, or whether such a remand would result in a more or less stringent Portland Cement NESHAP. We are similarly unable to predict whether the September 2015 compliance date will remain in effect. If the final Portland Cement NESHAP and NSPS rules ultimately result in more stringent emission requirements or compliance deadlines for portland cement plants, these rules could have a material impact on our business operations, which we expect would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants also regulated under the Portland Cement NESHAP. The CISWI rule has been challenged by both industrial and environmental groups in federal court. We are unable to predict whether this challenge would result in the rule being remanded to EPA, or whether such a remand would result in a more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

In June 2010, EPA proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. Efforts are also underway in Congress to introduce CCP legislation that would preempt the EPA’s proposed rule. It is too early to predict how CCPs will ultimately be regulated, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the formulation of our products away from those formulations that employ CCPs as a raw or supplemental cementitious material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. EPA has not announced a timetable for issuing the final CCP rule.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We do not expect this rule to have a material economic impact on us.

In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2E”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2E by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2E or any existing source that emits 100,000 tons/year of CO2E and undergoes modifications that would emit 75,000 tons/year of CO2E, must comply with PSD obligations. Although this has been challenged in litigation, it is now in effect and facilities in the United States are complying with these requirements. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

On the legislative front, during the past few years, various bills have been introduced in the U.S. Congress seeking to establish caps or other limits on GHG emissions. Any legislation imposing significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including competition from imports in countries where such costs are not imposed on manufacturing.

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020 and places responsibility with the California Air Resources Board (“CARB”) to develop the implementing regulations which, among other things, requires the minimization of leakage to the extent feasible. In October 2011, CARB approved a cap-and-trade program that went into effect on January 1, 2013 for the utility and industrial sectors, including the cement sector. Under the current regulatory framework, we expect that CARB will distribute free emission allowances to industrial facilities under an output-based benchmark system based on each industrial sector’s leakage risk. The cement sector was placed in the high leakage risk category. Based on its placement in the high leakage risk category, the cement industry as a whole will receive a free allowance allocation rate of approximately 94% of its emission obligation in 2013 which would decline ratably with the cap adjustment to 87% in 2020. The output-based benchmark system creates incentives for industrial facilities to reduce their GHG intensity. We are actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve our energy efficiency and utilize renewable power in an effort to economically reduce our direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances and CARB-mandated power rebates to us, we cannot assure you that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. We may incur substantial expenditures to comply with these requirements.

In the European Union, cement plants are regulated according to two directives which have been transposed into domestic law by member states. The first is the Directive on Integrated Pollution Prevention and Control (2008/1/EC) (“IPPC Directive”), which adopts an integrated approach by taking into account the whole environmental performance of the plant. It requires cement works to have a permit containing emission limit values and other conditions based on the application of best available techniques (“BAT”) with a view to preventing or, where this is not practicable, minimizing emissions of pollutants likely to be emitted in significant quantities in air, water or land. Permit conditions also have to address energy efficiency, waste minimization, prevention of accidental emissions and site restoration. To assist the permitting authorities and companies in determining the BAT, the European Commission organizes an exchange of information between experts from the member states, industry and environmental organizations. This results in the adoption and publication by the European Commission of BAT Reference Documents (“BREFs”) for the industry sectors covered by the IPPC Directive. A key element of the BREFs are the conclusions on BAT (“BAT conclusions”) which are used as a reference for setting permit conditions.

The second Directive relates to the Incineration of Waste (2000/76/EC) (“Incineration Directive”). Its aim is to prevent or limit, as far as practicable, negative effects on the environment, in particular pollution by emissions in air, soil, surface water and groundwater and the resulting risks to human health, from incineration and co-incineration plants, the latter including cement and lime kilns. The Incineration Directive seeks to achieve its aim by setting and maintaining stringent operational conditions and technical requirements, as well as emission limit values for a range of pollutants including dust, nitrogen oxides, sulfur dioxide, hydrogen chloride, heavy metals and dioxins.

On January 6, 2011, the Industrial Emissions Directive (2010/75/EU) (“IED”) came into force. The IED updates and merges seven pieces of existing legislation, including the IPPC Directive and the Incineration Directive which it will eventually replace. It will apply to new installations from 6 January 2013 and to existing installations (other than large combustion plants) from 6 January 2014. Under the IED, operators of industrial installations, including cement plants, are required to obtain an integrated permit from the relevant permitting authority in the member states. As with the IPPC Directive, permit conditions, including emission limit values, must be based on

BAT. However, there is an important difference between the two directives. Under the IPPC Directive, the BAT reference documents are considered as guidance only. This is not the case under the IED. Where BAT conclusions specify emission levels, permitting authorities are required to set emission limit values that do not exceed these levels. They may derogate from this requirement only where the costs associated with the achievement of the emission levels associated with the BAT disproportionately outweigh the environmental benefits due to the geographical location, the local environmental conditions or the technical characteristics of the installation concerned. The permitting authorities must document the reasons for the derogation from the emission limit values in the permit, including the result of the cost-benefit assessment. In April 2013, the European Commission published new BAT conclusions under the IED for Cement, Lime and Magnesium Oxide, together with specific emission levels. While it is too early to assess what impact the IED will have on our operations, it is reasonable to assume that there will be an impact given the change in regulatory approach heralded by the legislation and the fact that it will be key to the permitting of the cement industry in the EU.

On the international front, we actively monitor negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”). In 1997, as part of the UNFCCC, 197 governments adopted the Kyoto Protocol to limit and reduce GHG emissions. The Kyoto Protocol set legally binding emission reduction targets for 37 industrialized countries and the European Union. Under the Kyoto Protocol, industrialized countries agreed to reduce their collective GHG emissions by 5% against 1990 levels over the five year period 2008-2012 (“first commitment period”); future mandatory targets were expected to be established for commitment periods after 2012. To compensate for the sting of binding targets, the Kyoto Protocol allows three “flexibility” mechanisms to be used by parties in meeting their emission limitation commitments: the Clean Development Mechanism (“CDM”), Joint Implementation (“JI”) and International Emissions Trading.

In November-December 2012, at the UN Climate Change Conference in Doha, Qatar, certain parties, including the UK and the European Union, adopted the Doha Amendment to the Kyoto Protocol and committed to reduce GHG emissions by at least 18% below 1990 levels in the eight year period from 2013 to 2020 (“second commitment period”).

We operate in countries that are signatories to the Kyoto Protocol, including European Union member states. Hence, our operations in the United Kingdom, Spain, Germany, Latvia, Poland and Croatia, are subject to binding caps on CO2 emissions imposed pursuant to the European Union’s emissions trading system (“ETS”) that was established by Directive 2003/87/EC to implement the Kyoto Protocol. Under the ETS, a cap or limit is set on the total amount of CO2 emissions that can be emitted by the power plants, energy-intensive installations (including cement plants) and commercial airlines that are covered by the system. The cap is reduced over time, so that the total amount of emissions will decrease. Within the cap, companies receive or buy emission allowances. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. In addition to carbon allowances, the ETS also allows the use of Kyoto Protocol units (the Emission Reduction Unit, representing a metric ton of carbon saved by a project under the JI mechanism, and the Certified Emission Reduction unit under the CDM). The ETS recognizes these units as equivalent to its carbon allowances and allows them to be used by companies for compliance up to a certain limit to offset their carbon emissions in the EU. After each year, a company must surrender enough carbon allowances to cover all its emissions. Failure to meet the emissions caps is subject to significant monetary penalties. For further detail, see “Item 3—Key Information—Risk Factors—Our operations are subject to environmental laws and regulations.”

The ETS consists of three trading phases: Phase I which lasted from January 1, 2005 to December 31, 2007, Phase II, which lasted from 1 January 2007 to 31 December 2012, and was intended to meet commitments under the Kyoto first commitment period, and Phase III which commenced on 1 January 2013 and will end on 31 December 2020. Prior to the commencement of each of ETS Phases I and II, each member state was responsible for publishing its National Allocation Plan, a document which sets out a national cap on the total amount of carbon allowances during each relevant trading phase and the methodology by which the cap would be allocated to the different sectors in the ETS and their respective installations. Each member state’s cap contributed to an overall EU cap on emissions, where one carbon allowance must be surrendered to account for 1 metric ton of carbon emitted. The carbon allowances were mostly distributed for free by each member state to its ETS installations, although some member states also used a fraction of their material cap for auctioning, mainly to power generators. Under ETS Phase III, however, the system of National Allocation Plans has been be replaced by a single EU-wide, top-down, cap on CO2 emissions, with allocation for all installations made according to harmonized EU rules and set out in each member state’s National Implementation Measures. Restrictions have been introduced on the extent to which Kyoto Protocol units can be used to offset EU carbon emissions, and auctioning, not free allocation, has become the default method for distributing allowances. For those allowances that are still given away free, as discussed below, harmonized rules apply based on EU-wide benchmarks of emissions performance.

EU policymakers see the free allocation of allowances as a principle way to reduce the risk of carbon leakage—that is, the risk that energy-intensive industries, facing higher costs because of the ETS, will move their facilities beyond the EU’s borders to countries that do not have climate change controls, thus resulting in a leakage of CO2 emissions without any environmental benefits . In 2009, a list of ETS sectors deemed to be at significant risk of carbon leakage was formally adopted by the European Commission, following agreement by member states and the European Parliament. The list included the cement production sector, on the basis that the additional costs imposed by the ETS would lead to a 30% or more increase in production costs as a proportion of the “gross value added”. Sectors classified as deemed to be at significant risk of carbon leakage will continue to receive 100% of their benchmark allocation of allowances free of charge during 2013 and 2014, subject to the possibility of a cross-sectoral correction factor being applied uniformly upon all participating facilities in Europe in order to reduce the amount of free allocation that each installation receives in case that the sum of preliminary free allocations requested by all Member States, for the installations located under their jurisdiction, exceeds the authorized EU-wide cap for free allocation. By contrast, sectors that are not considered at risk of carbon leakage will receive 80% of their benchmark allowances for free in 2013, declining to 30% by 2020.

In accordance with European Commission Decision of 27 April 2011 (2011/278/EU), the number of allowances to be allocated to installations for free will be based on a combination of historic activity levels at that installation and an EU benchmark of carbon efficiency for the production of a particular product—for example, clinker. An installation’s historic activity level is calculated by taking the median of its annual production levels during the baseline period, either 2005 to 2008 or, where historic activity levels are higher, 2009/10. The product benchmark is based on the average carbon emissions of the top 10% most “carbon efficient” EU installations for a particular product during 2007/8, where carbon efficiency is measured by carbon intensity or carbon emission per metric ton of product. Based on these criteria for preliminary allocation, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS will be sufficient to operate, assuming that the cement industry continues to be considered at significant risk of carbon leakage and that no cross-sectoral correction factor is applied. However, a review of the sectors deemed to be at significant risk is to take place in 2014 and it is possible that the cement industry could lose that status. Indeed, commentators argue that many of the assumptions that were used to determine which sectors should be deemed to be at significant risk are now obsolete. For example, the 2009 quantitative analysis that was relied upon forecast that ETS prices would stabilize at €30/ton CO2, but in fact prices are significantly lower than that. A determination that the cement industry should no longer be regarded as at significant risk of carbon leakage, or the application of a cross-sectoral correction factor, could have a material impact on our operations.

An installation can only receive its full allocation of free allowances if it is deemed to have not partially ceased under the “partial cessation rule” of the ETS. Partial cessation applies where a sub-installation which contributes at least 30% of the installation’s final annual amount of emissions allocated, or contributes to more than 50,000 allowances, reduces its activity level by at least 50% of its historic activity levels. If activity levels are reduced to between 50% and 75% of the historic activity level, the amount of free carbon allowances the sub-installation will receive will reduce by half in the following year; if activity levels are reduced by 75% to 90% compared to historic activity levels, the amount of free carbon allowances the sub-installation will receive will reduce by 75% in the following year; and if activity levels are reduced by 90% or more compared to historic activity levels, no allowances shall be allocated free of charge the following year in respect of the sub-installation concerned. This represents a change from ETS Phase II, in which the rules for partial cessation were defined by each member state’s NAP and often did not result in any reduction in the level of free allocation, but an installation was no longer entitled to a free allocation from the following year if it had permanently ceased operating. The new rules are therefore more stringent, and to the extent that they result in our plants foregoing free carbon allowances, they could represent a significant loss of revenue, since carbon allowances are also tradable.

As a result of continuing uncertainty regarding final allocation of free allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the European Union.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing CDM projects under the Kyoto Protocol in emerging markets. We have registered 12 CDM projects; in total, these projects have the potential to reduce almost 1.7 million metric tons of CO2-E emissions per year. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have a significant impact on our operating results.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

Cement production raises a number of health and safety issues. As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances.

Other health and safety issues include: burns arising from contact with hot cement kiln dust or dust on preheater systems; noise, including from chutes and hoppers, milling plants, exhaust fans and blowers; the potential for dioxin formation if chlorine-containing alternative fuels are introduced into kilns; plant cleaning and maintenance activities involving working at height or in confined or other awkward locations, and the storage and handling of coal and petcoke, which, in their finely ground state, can pose a risk of fire or explosion. While we actively seek to minimize the risk posed by these issues, personal injury claims may be made, and substantial damages awarded, against us. We may also be required to change our operational practices, involving material capital expenditure.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which we sent hazardous substances or wastes for treatment, storage or disposal. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, we cannot assure you that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Environmental Matters” of our 2012 Annual Report.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.

Our facilities agreement, dated September 17, 2012 (the “Facilities Agreement”) requires us to (a) on or before March 5, 2014, redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the 4.75% Notes due 2014 (the “Eurobonds”) issued by CEMEX Finance Europe B.V. to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 5, 2014, (b) on or before March 15, 2015, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 4.875% Optional Convertible Subordinated Notes due 2015 issued by CEMEX, S.A.B. de C.V. (the “2010 Optional Convertible Subordinated Notes”) to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015, (c) on or before September 30, 2015, redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the Floating Rate Senior Secured Notes due 2015 issued by CEMEX, S.A.B. de C.V. (the “April 2011 Notes”) to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015, (d) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 3.25% Convertible Subordinated Notes due 2016 issued by CEMEX, S.A.B. de C.V. to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016, and (e) on or before December 14, 2016, redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the 9.50% Senior Secured Notes due 2016 issued by CEMEX, S.A.B. de C.V. to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

We cannot assure you that we will be able to meet any or all of the above milestones for redeeming, converting into equity, purchasing, repurchasing or extending the maturities of our indebtedness. Failure to meet any of these milestones will result in a spring-back of the maturity date of our indebtedness under the Facilities Agreement, and we cannot assure you that at such time we will be able to repay such indebtedness.

The Mexican tax consolidation regime may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform requires CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. However, in December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after 2004 are taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%).

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$39 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$54 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. On March 27, 2013, CEMEX paid Ps2 billion (approximately U.S.$154.32 million as of June 30, 2013, based on an exchange rate of Ps12.96 to U.S.$1.00). This fourth payment together with the first, second and third payments represented 85% of the Additional Consolidation Taxes for the “1999-2004” period, 70% of the Additional Consolidation Taxes for the “2005” period, 50% of the Additional Consolidation Taxes for the “2006” period and 25% of the Additional Consolidation Taxes for the “2007” period. As of June 30, 2013, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2.6 billion in 2014; approximately Ps2.7 billion in 2015; and approximately Ps7.2 billion in 2016 and thereafter. As of June 30, 2013, we have paid an aggregate amount of approximately Ps3.5 billion (approximately U.S. $270.06 million as of June 30, 2013, based on an exchange rate of Ps12.96 to U.S. $1.00) of Additional Consolidation Taxes. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” and notes 2O and 19D to our audited consolidated financial statements included in our 2012 Annual Report.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) to the January 1, 2010 tax reform described above. However, we cannot assure you that we will prevail in this constitutional challenge. On June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of December 31, 2012, 2011 and 2010 and for each of the three years ended December 31, 2012, 2011 and 2010 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in our 2012 Annual Report. Our audited consolidated financial statements prepared under International Financial Reporting Standards, or IFRS, for the year ended December 31, 2012 were approved by our shareholders at the annual general ordinary shareholders’ meeting, which was held on March 21, 2013.

The financial data set forth below as of March 31, 2013, and for the three-month periods ended March 31, 2013 and 2012, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of and for the three-month periods ended March 31, 2013 and 2012 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the three-month period ended March 31, 2013 are not indicative of operating results to be expected for the entire year.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the year ended December 31, 2012 may not be comparable to that of prior periods.

Our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in our 2012 Annual Report, except for those newly issued financial reporting standards effective January 1, 2013. The effects of the amendments to IAS 19 “Employee Benefits” and the IFRIC 20 “Stripping Cost in the production phase of a surface mine” were recognized in the statements of operations for the three month-period ended March 31, 2012. Our annual financial statements for the years ended December 31, 2012 do not include the adjustments from the application of these new financial reporting standards and will be restated for comparison purposes upon the preparation of our annual financial statements for the year ended December 31, 2013. Nonetheless CEMEX evaluated the impact of adopting such amendments based on the estimated effect for full year 2012 and concluded that any such effect for the reported comparative period was not significant. Therefore, the results of operations for such periods are not fully comparable with those for the year ended December 31, 2012.

Our audited consolidated financial statements included in our 2012 Annual Report, have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, beginning in 2011 upon our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Mexican Peso amounts included in the financial statements are first translated into U.S. Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those U.S. Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “Item 3—Key Information—Mexican Peso Exchange Rates” of our 2012 Annual Report, as of the relevant period or date, as applicable.

The U.S. Dollar amounts provided below and, unless otherwise indicated herein, are translations of Mexican Peso amounts at an exchange rate of Ps12.34 to U.S.$1.00, the CEMEX accounting rate as of March 31, 2013. However, in the case of transactions conducted in U.S. Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The noon buying rate for Mexican Pesos on March 31, 2013 was Ps12.32 to U.S.$1.00. From March 31, 2013 through July 26, 2013, the Mexican Peso depreciated by approximately 3.1% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and For the Year Ended December 31,						As of and For the Three Months Ended March 31,
	2010		2011		2012		2012		2013
	(in millions of Mexican Pesos, except ratios and share and per share amounts)
							(unaudited)
Statement of Operations Information:
Net sales	Ps	177,641	Ps	189,887	Ps	197,036	Ps	45,218	Ps	41,848
Cost of sales(1)		(127,845)		(136,167)		(138,711)		(33,066)		(30,390)
Gross profit		49,796		53,720		58,325		12,152		11,458
Administrative, selling and distribution expenses		(39,060)		(41,656)		(41,125)		(9,051)		(8,442)
Operating earnings before other expenses, net(2)		10,736		12,064		17,200		3,101		3,016
Other expense, net		(6,335)		(5,449)		(5,692)		(224)		(246)
Operating earnings(2)		4,401		6,615		11,508		2,877		2,770
Financial items(3)		(15,276)		(18,841)		(17,358)		(2,105)		(4,611)
Equity in income (loss) of associates		(487)		(334)		728		(15)		(60)
Loss before income tax		(11,362)		(12,560)		(5,122)		757		(1,901)
Non-controlling net income (loss)		46		21		662		(3)		193
Controlling interest net loss		(13,482)		(24,788)		(11,881)		(384)		(3,538)
Basic loss per share(4)(5)		(0.39)		(0.71)		(0.34)		(0.01)		(0.10)
Diluted loss per share(4)(5)		(0.39)		(0.71)		(0.34)		(0.01)		(0.10)
Number of shares outstanding(4)(6)(7)		30,065		31,410		32,808		32,667		34,122

Balance Sheet Information:
Cash and cash equivalents		8,354		16,128		12,478		12,923		10,082
Property, machinery and equipment, net		221,271		233,709		212,301		219,906		200,529
Total assets		504,881		541,652		478,770		507,831		459,962
Short-term debt		5,618		4,673		596		4,782		4,969
Long-term debt		188,776		203,798		177,539		192,658		170,160
Non-controlling interest and Perpetual Debentures(8)		19,443		16,602		14,488		9,303		14,312
Total controlling stockholders’ equity		163,744		155,101		140,930		147,417		137,492

Other Financial Information:
Net working capital(9)		18,692		23,690		19,667		23,863		21,094
Book value per share(4)(7)(10)		5.45		4.94		4.30		4.51		4.03
Operating margin		6.0%		6.4%		8.7%		6.9%		7.2%
Operating EBITDA(11)		29,844		29,600		34,384		7,321		6,572
Ratio of Operating EBITDA to interest expense(11)		2.0		1.8		1.9		1.7		1.4
Capital expenditures		6,963		7,577		10,026		817		951
Depreciation and amortization		19,108		17,536		17,184		4,220		3,556
Net cash flow provided by operating activities before interest and income taxes paid in cash		25,952		23,616		29,897		3,361		3,148
Basic loss per CPO(4)(5)		(1.17)		(2.13)		(1.02)		(0.03)		(0.30)
Total debt plus other financial obligations		210,619		249,372		218,026		218,026		213,540

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.
(2)	The line item “Operating earnings before other expenses, net” was titled by CEMEX in prior years as “Operating income.” The line item “Operating earnings” was titled by CEMEX in prior years as “Operating income after other expenses, net.” See note 2A to our audited consolidated financial statements included in our 2012 Annual Report.
(3)	Financial items includes financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net. See note 7 to our audited consolidated financial statements included in our 2012 Annual Report, and note 6 to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2013 and 2012 included herein.

(4)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of March 31, 2013, approximately 95.41% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs, such percentage increased to 99.23% on April 26, 2013 as a consequence of the issuance of the CPOs approved by our shareholders at the annual general ordinary shareholders’ meeting, which was held on March 21, 2013. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.
(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our audited consolidated financial statements included in our 2012 Annual Report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(6)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011 and 2012. At each of CEMEX, S.A.B. de C.V.’s 2010, 2011 and 2012 annual general ordinary shareholders’ meetings, held on February 24, 2011, February 23, 2012 and March 21, 2013, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs, approximately 418.7 million CPOs and approximately 437.5 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2010, 2011 and 2012 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	Non-controlling interest, as of March 31, 2012 and 2013, includes U.S.$490 million (Ps6,286 million) and U.S.$471 million (Ps5,812 million), respectively, that represents the nominal amount of Perpetual Debentures (as defined our 2012 Annual Report), denominated in U.S. Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(9)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(10)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(11)	Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,624 million for 2010, approximately Ps1,010 million for 2011, approximately Ps453 million for 2012, approximately Ps121 million for the three-month period ended March 31, 2012 and approximately Ps108 million for the three-month period ended March 31, 2013, as described in note 20D to our 2012 audited consolidated financial statements included in our 2012 Annual Report, and note 19B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein.

	As of and For the Year Ended December 31,						As of and For the Three- Month Period Ended March 31,
	2010		2011		2012		2012		2013
	(in millions of Mexican Pesos)
							(unaudited)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps	29,844	Ps	29,600	Ps	34,384	Ps	7,321	Ps	6,572

Less:
Operating depreciation and amortization expense		19,108		17,536		17,184		4,220		3,556
Operating earnings before other expenses, net		10,736		12,064		17,200		3,101		3,016

Plus / minus:
Changes in working capital excluding income taxes		(623)		(727)		(2,048)		(3,856)		(3,162)
Depreciation and amortization expense		19,108		17,536		17,184		4,220		3,556
Other items, net		(3,269)		(5,257)		(2,439)		(104)		(262)
Net cash flows provided by operating activities before interest and income taxes paid in cash	Ps	25,952	Ps	23,616	Ps	29,897	Ps	3,361	Ps	3,148

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our 2012 Annual Report, except for those newly issued financial reporting standards effective January 1, 2013, described in note 2A to the unaudited condensed consolidated financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2012 and 2013, included herein. The effects of the amendments to IAS 19 “Employee Benefits” and the IFRIC 20 “Stripping Cost in the production phase of a surface mine” were recognized in the statements of operations for the three month-period ended March 31, 2012. Nonetheless CEMEX evaluated the impact of adopting such amendments based on the estimated effect for full year 2012 and concluded that any such effect for the reported comparative period was not significant. Therefore, the results of operations for such period are not fully comparable with those for the year ended December 31, 2012.

On April 26, 2013, we announced our results for the three-month period ended March 31, 2013. The interim results of operations for the three-month period ended March 31, 2013 are not indicative of operating results to be expected for the entire year. The following is a discussion of our results for the three-month period ended March 31, 2013.

Our consolidated financial statements, included herein and in our 2012 Annual Report, include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three-month periods ended March 31, 2012 and 2013 expressed as a percentage of net sales:

	For the Three-Month Periods Ended March 31,
	2012	2013
Net sales	100.0%	100.0%
Cost of sales	(73.1)	(72.6)

Gross profit	26.9	27.4

Administrative and selling expenses	(11.1)	(11.0)
Distribution expenses	(8.9)	(9.2)
Administrative, selling and distribution expenses	(20.0)	(20.2)

Operating earnings before other expenses, net	6.9	7.2

Other expenses, net	(0.5)	(0.6)
Operating earnings	6.4	6.6

Financial expense	(9.6)	(11.1)
Other financial income, net	4.9	0.1
Equity in loss of associates	—	(0.1)

Loss before income tax	1.7	(4.5)

Income taxes	(2.5)	(3.5)

Consolidated net loss	(0.8)	(8.0)

Non-controlling net income	—	0.5

Controlling interest net loss	(0.8)	(7.5)

Three-month period ended March 31, 2012 compared to three-month period ended March 31, 2013

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2013 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown on page F-11 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-10%	-8%	-21%	-1%	Flat
United States	+2%	+8%	—	+5%	+6%
Northern Europe
United Kingdom	-1%	-3%	—	-3%	+2%
Germany	-14%	-15%	—	Flat	+2%
France	—	-20%	—	—	+4%
Rest of Northern Europe(2)	-27%	-11%	—	Flat	-5%
The Mediterranean
Spain	-33%	-32%	-25%	+2%	-11%
Egypt	-3%	-11%	—	+8%	+10%
Rest of the Mediterranean(3)	-26%	+13%	—	+2%	+3%
South America and the Caribbean
Colombia	-15%	+2%	—	+10%	+11%
Rest of South America and the Caribbean(4)	-5%	-11%	—	Flat	Flat
Asia
Philippines	+4%	—	-52%	+10%	—
Rest of Asia(5)	-5%	-10%	—	+12%	+2%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 8%, from 15.6 million tons in the three-month period ended March 31, 2012 compared to 14.4 million tons in the comparable period in 2013, and our ready-mix concrete sales volumes decreased approximately 5%, from 12.5 million cubic meters in the three-month period ended March 31, 2012 to 11.8 million cubic meters in the comparable period in 2013. Our net sales decreased approximately 7%, from Ps45.2 billion in the three-month period ended March 31, 2012 to Ps41.8 billion in the comparable period in 2013, and our operating earnings before other expenses, net decreased approximately 3%, from Ps3.1 billion in the three-month period ended March 31, 2012 to Ps3.0 billion in the comparable period in 2013.

The following tables present selected condensed financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the three-month periods ended March 31, 2012 and 2013. The net sales information in the table below is presented before the eliminations resulting from consolidation shown on page F-9 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Three-Month Periods Ended March 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-9%	—	-9%	10,815	9,835
United States	+8%	-3%	+5%	8,828	9,269
Northern Europe
United Kingdom	-8%	-5%	-13%	3,510	3,055
Germany	-15%	-3%	-18%	2,546	2,078
France	-11%	-3%	-14%	3,352	2,875
Rest of Northern Europe(2)	-17%	—	-17%	2,085	1,721
Mediterranean
Spain	-27%	-2%	-29%	1,300	918
Egypt	-1%	-16%	-17%	1,704	1,422
Rest of the Mediterranean(3)	+9%	-2%	+7%	1,917	2,044
South America and the Caribbean
Colombia	-3%	-3%	-6%	2,791	2,635
Rest of South America and the Caribbean(4)	-6%	-13%	-19%	4,428	3,585
Asia
Philippines	+11%	+3%	+14%	1,059	1,203
Rest of Asia(5)	+1%	-2%	-1%	596	589
Others(6)	-22%	+24%	+2%	3,270	3,342

Net sales before eliminations			-8%	48,201	44,571
Eliminations from consolidation				(2,983)	(2,723)

Consolidated net sales			-7%	45,218	41,848

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Three-Month Periods Ended March 31,
				2012	2013
				(in millions of Mexican Pesos)
Mexico	-21%	—	-21%	3,153	2,483
United States	>100%	N/A	+26%	(1,908)	(1,416)
Northern Europe
United Kingdom	-76%	N/A	<100%	614	(166)
Germany	-50%	+48%	-2%	(572)	(581)
France	-28%	-27%	-56%	171	76
Rest of Northern Europe(2)	-30%	+25%	-5%	(349)	(368)
The Mediterranean
Spain	-94%	N/A	<100%	160	(144)
Egypt	+8%	-20%	-12%	527	466
Rest of the Mediterranean(3)	+19%	5%	+24%	123	153
South America and the Caribbean
Colombia	+5%	-5%	—	1,002	1,003
Rest of South America and the Caribbean(4)	+4%	-26%	-22%	1,168	915
Asia
Philippines	+90%	N/A	>100%	(4)	100
Rest of Asia(5)	+50%	N/A	>100%	2	11
Others(6)	+40%	N/A	>100%	(986)	484

Operating earnings before other expenses, net			-3%	3,101	3,016

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in U.S. Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales decreased approximately 7%, from Ps45.2 billion in the three-month period ended March 31, 2012 to Ps41.8 billion in the comparable period in 2013. The decrease was primarily attributable to lower volumes in the Northern Europe, Mexico, Mediterranean, and South, Central America and the

Caribbean operations partially offset by higher prices in local currency terms in most of our regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data below is presented before eliminations resulting from consolidation (including those shown on page F-11 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein). The discussion of net sales information below is presented before the eliminations resulting from consolidation shown on page F-9 of our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein.

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 10% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 8% during the same period. Our net sales from our operations in Mexico represented approximately 22% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. The domestic cement and ready-mix concrete sales volumes were negatively affected by fewer working days compared to the same quarter last year. The process of transitioning to the new government resulted in a delay in infrastructure spending as well as reduced spending in social programs. The formal residential sector showed a slight decline mainly due to delays in government subsidies and uncertainty surrounding the new housing policy. In contrast, the informal residential sector was stable reflecting an increase in aggregate wages and employment levels; meanwhile, the industrial-and-commercial sector had a robust performance during the period. Our cement export volumes of our operations in Mexico, which represented approximately 6% of our Mexican cement sales volumes in the three-month period ended March 31, 2013, decreased approximately 21% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, primarily as a result of lower export volumes to Central America, South America and the Caribbean. Of our total cement export volumes from our operations in Mexico during the three-month period ended March 31, 2013, approximately 62% to Central America and the Caribbean, 20% to South America and 18% was shipped to the United States. Our average sales price of domestic cement from our operations in Mexico decreased approximately 1%, in Mexican Peso terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete remained flat, in Mexican Peso terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 53%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 24% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales prices and in the average sales price of domestic cement, our net sales in Mexico, in Mexican Peso terms, decreased approximately 9% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, increased approximately 2% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 8% during the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the United States resulted primarily from the demand improvement in most of our markets despite unfavorable weather conditions compared to unseasonably good weather during 2012. The residential sector continues to be the main driver for cement consumption supported by record high affordability, low interest rates, and low levels of inventories. The industrial-and-commercial sector maintained its positive momentum during the period. Our operations in the United States represented approximately 21% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States increased approximately 5%, in U.S. Dollar terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete increased approximately 6%, in U.S. Dollar terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012. For the three-month period ended March 31, 2013, cement represented approximately 28%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 37% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 8% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Northern Europe

In the three-month period ended March 31, 2013, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 22% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of March 31, 2013, our operations in the Northern Europe region represented approximately 14% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 1% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 3% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in construction activity due to a reduction in public spending and tight credit conditions, which restricted activity in the residential sector. Our operations in the United Kingdom represented approximately 7% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom decreased approximately 3%, in Pound terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and domestic cement average sales price, offset by the increase in ready-mix concrete average sales price, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 8% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 14% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes in those operations decreased approximately 15% during the same period. The decline in domestic cement and ready-mix concrete sales volumes resulted primarily from restrained spending on infrastructure sector projects. The residential sector continued to be the main driver of demand for our products, supported by low mortgage rates and low unemployment. Our operations in Germany represented approximately 5% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany remained flat, in Euro terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 26%, ready-mix concrete approximately 33% and our aggregates and other businesses approximately 41% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales price, net sales from our operations in Germany, in Euro terms, decreased approximately 15% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

France

Our domestic ready-mix concrete sales volumes from our operations in France decreased approximately 20% in the three-month period ended March 31, 2013 compared to the comparable period in 2012. The snowy and cold winter conditions were primarily responsible for the drop in ready-mix volumes. Infrastructure activity was supported by several highways and high-speed railway projects that started during 2012. Tight credit availability and the effect of the less attractive buy-to-let scheme introduced this year negatively affected the residential sector. Our operations in France represented approximately 6% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 4%, in Euro terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012. For the three-month period ended March 31, 2013, ready-mix concrete represented approximately 71% and our aggregates and other businesses approximately 29% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in domestic ready-mix concrete sales volumes, offset by the increase in ready-mix concrete average sales price, net sales from our operations in France, in Euro terms, decreased approximately 11% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Rest of Northern Europe

In the three-month period ended March 31, 2013, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 27% in the three-month period ended March 31, 2013 compared to comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 11% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from adverse weather conditions in most countries of the region and a slowdown in the economic environment that negatively affected our volumes. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 4% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of Northern Europe segment remained flat, in Euro terms, in the three-month period ended March 31, 2013 compared to comparable period in 2012, and the average price of ready-mix concrete decreased approximately 5%, in Euro terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 36%, ready-mix concrete approximately 46% and our aggregates and other businesses approximately 18% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 17% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

The Mediterranean

In the three-month period ended March 31, 2013, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 10% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of March 31, 2013, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Domestic cement sales volumes from our operations in Spain decreased approximately 33% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, while ready-mix concrete sales volumes decreased approximately 32% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflect the continued weak demand from all segments, fewer working days, as well as unfavorable weather conditions. Demand for our products was affected by reduced construction activity in the various sectors reflecting the adverse economic situation. Continued fiscal austerity measures kept infrastructure spending at very low levels. Our operations in Spain represented approximately 2% of our total net sales in the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 44% of our Spain cement sales volumes in the three-month period ended March 31, 2013, decreased approximately 25% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, primarily as a result of lower export volumes to Europe and Africa. Of our total cement export volumes of our operations in Spain during the three-month period ended March 31, 2013, approximately 74% was shipped to Africa, approximately 14% was shipped to Europe and the Middle East and approximately 12% to South America. Our average sales price of domestic cement of our operations in Spain increased approximately 2%, in Euro terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete decreased approximately 11%, in Euro terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 69%, ready-mix concrete approximately 18% and our aggregates and other businesses approximately 13% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales price, offset by the increase in domestic cement average sales price, net sales from our operations in Spain, in Euro terms, decreased approximately 27% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 3% in the three-month period ended March 31, 2013 compared to comparable period in 2012, while ready-mix concrete sales volumes decreased approximately 11% during the same period. The decrease in domestic cement and ready-mix concrete sale volumes was driven by energy shortages that had a negative effect on the production and delivery of cement, partially mitigating the impact by the increase in cement capacity in the country. In addition, the informal residential sector was the main driver of cement consumption. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms. Our average domestic sales price of cement of our operations in Egypt increased by approximately 8%, in Egyptian Pound terms, during the three-month period ended March 31, 2013, and the average price of ready-mix concrete increased approximately 10%. For the year three-month period ended March 31, 2013, cement represented approximately 90%, ready-mix concrete approximately 8% and our aggregates and other businesses approximately 2% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by increases in domestic cement and ready-mix concrete sales prices, our net sales in Egypt, in Egyptian Pound terms, decreased approximately 1% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Rest of the Mediterranean

In the three-month period ended March 31, 2013, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 26% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 13% during the same period. The decrease in domestic cement sales volumes resulted primarily from adverse weather conditions, mitigated by improvement in most of our markets including the commercial, residential and infrastructure sectors. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 5% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of the Mediterranean increased approximately 2%, in U.S. Dollar terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 3%, in U.S. Dollar terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 17%, ready-mix concrete approximately 62% and our aggregates and other businesses approximately 21% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by decrease in cement sales volumes, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, increased approximately 9% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

South America and the Caribbean

In the three-month period ended March, 31, 2013, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 14% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of March 31, 2013, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased approximately 15% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 2% during the same period. The informal residential or self-construction sector experienced reduced activity as some prospective home buyers have delayed their home-buying decision as they await the results of the government’s 100 thousand free homes program. Furthermore, some infrastructure projects were delayed and are still in the feasibility stage. Our price increase at the beginning of the year, as expected, caused a slight reduction in our market share. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia increased approximately 10%, in Colombian Peso terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, while the average price of ready-mix concrete increased approximately 11%, in Colombian Peso terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 58%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 13% of our net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in domestic cement sales volumes, partially offset by increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, decreased approximately 3% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Rest of South America and the Caribbean

In the three-month period ended March 31, 2013, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment decreased approximately 5% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 11% during the same period. The decline in domestic cement and ready-mix concrete sales volumes resulted primarily from the completion of infrastructure and commercial projects in Panama, Dominican Republic and Costa Rica, as well as a reduction in demand from the public sector. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of South America and the Caribbean segment increased approximately 4%, in U.S. Dollar terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete decreased approximately 1%, in U.S. Dollar terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 75%, ready-mix concrete approximately 18% and our other businesses approximately 7% of net sales for our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in ready-mix concrete sales volumes average sales prices, partially offset by the increase in domestic cement volumes and average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, decreased approximately 6% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Asia

In the three-month period ended March 31, 2013, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Thailand, Bangladesh, China and Malaysia. Our net sales from our operations in the Asia region represented approximately 4% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. As of March 31, 2013, our operations in the Asia region represented approximately 2% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 4% in the three-month period ended March 31, 2013 compared to the comparable period in 2012 primarily as a result of sustained infrastructure spending and favorable performance from the industrial-and-commercial sector. Stable levels of inflation and mortgage rates, as well as healthy remittance inflows, contributed to growth in the residential sector. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines increased approximately 10%, in Philippine Peso terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012. For the three-month period ended March 31, 2013, cement represented approximately 100% of our net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 11% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Rest of Asia

In the three-month period ended March 31, 2013, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh, China and Malaysia. Our domestic cement volumes from our operations in our Rest of Asia segment decreased approximately 5% in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 10% in the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a decline in all of our markets. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the three-month period ended March 31, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement for our operations in our Rest of Asia segment increased approximately 11%, in U.S. Dollar terms, in the three-month period ended March 31, 2013 compared to the comparable period in 2012, and the average sales price of ready-mix concrete increased approximately 2%, in U.S. Dollar terms, over the same period. For the three-month period ended March 31, 2013, cement represented approximately 43%, ready-mix concrete approximately 48% and our other businesses approximately 9% of net sales for our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in average domestic sale prices, partially mitigated by lower domestic sale volumes, net sales of our operations in our Rest of Asia segment, in U.S. Dollar terms, increased approximately 1% in the three-month period ended March 31, 2013 compared to the comparable period in 2012.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 22% before eliminations resulting from consolidation in the three-month period ended March 31, 2013 compared to the comparable period in 2012 in U.S. Dollar terms, primarily as a result of a decrease in worldwide cement volumes, as well as in our other business, such as asphalt, transport, precast, multi-products and surfacing operations, partially offset by an increase in cement average sale price. For the three-month period ended March 31, 2013, our trading operations’ net sales represented approximately 41% and our information technology solutions company 21%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 8%, from Ps33.1 billion in the three-month period ended March 31, 2012 to Ps30.4 billion in the comparable period in 2013, primarily due to lower sales volumes. As a percentage of net sales, cost of sales decreased from 73.1% in the three-month period ended March 31, 2012 to 72.6% in the comparable period in 2013, mainly as a result of lower fuel and electricity costs and a reduction in workforce related to our cost reduction initiatives. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps2.1 billion in the three-month period ended March 31, 2012 and Ps1.9billion in the comparable period in 2013; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the three-month periods ended March 31, 2012 and 2013, represented Ps4.0 billion and Ps3.8 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit decreased approximately 6%, from approximately Ps12.2 billion in the three-month period ended March 31, 2012 to approximately Ps11.5 billion in the comparable period in 2013. As a percentage of net sales, gross profit increased from approximately 26.9% in the three-month period ended March 31, 2012 to 27.4% in the comparable period in 2013. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps4.0 billion in the three-month period ended March 31, 2012 and approximately Ps3.8 billion in the comparable period in 2013.

Operating Expenses. Our operating expenses decreased approximately 7%, from approximately Ps9.1 billion in the three months ended March 31, 2012 to approximately Ps8.4 billion in the comparable period in 2013, mainly as a result of savings from our cost reduction initiatives and lower distribution expenses. As a percentage of net sales, our operating expenses increased from approximately 20.0% in the three months ended March 31, 2012 to 20.2% in the comparable period in 2013. Operating expenses include administrative, selling and distribution expenses.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net decreased approximately 3% from approximately Ps3.1 billion in the three-month period ended March 31, 2012 to approximately Ps3.0 billion in the comparable period in 2013. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 6.9% in the three-month period ended March 31, 2012 to 7.2% in the comparable period in 2013. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico decreased approximately 21%, from an operating earnings before other expenses, net of approximately Ps3.1 billion in the three-month period ended March 31, 2012 to an operating earnings before other expenses, net of approximately Ps2.4 billion in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes and average domestic sale prices, mainly caused by delays in infrastructure projects, slight declines in the formal residential sector and reduced spending on social programs.

United States

Our operating loss before other expenses, net from our operations in the United States decreased approximately 26%, from an operating loss before other expenses, net of approximately Ps1.9 billion in the three-month period ended March 31, 2012 to an operating loss before other expenses, net of approximately Ps1.4 billion in the comparable period in 2013, in Mexican Peso terms. The decrease in our operating loss before other expenses, net, resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average domestic sale prices, driven by the improvement in demand in the residential and industrial-and-commercial sectors.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net from our operations in the United Kingdom decreased significantly from an earnings before other expenses of approximately Ps614 million in the three-month period ended March 31, 2012 to a loss before other expenses approximately Ps166 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from the changes to defined benefits plans, which led to a curtailment event and also affected prior service costs, generating a net gain in results during 2012 of approximately Ps1,914 million (U.S.$146 million).

Germany

Our operating loss before other expenses, net from our operations in Germany increased approximately 2% from approximately Ps572 million in the three-month period ended March 31, 2012 to approximately Ps581 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from lower domestic cement and ready-mix concrete sale volumes due to restrained spending on infrastructure sector projects.

France

Our operating earnings before other expenses, net from our operations in France decreased approximately 56% from approximately Ps171 million in the three-month period ended March 31, 2012 to approximately Ps76 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from lower ready-mix concrete sale volumes, as a result of tight credit availability during this year that negatively affected the residential sector.

Rest of Northern Europe

Our operating loss before other expenses, net from our operations in our Rest of Northern Europe segment increased approximately 5%, from approximately Ps349 million in the three-month period ended March 31, 2012 to approximately Ps368 million in the comparable period in 2013, in Mexican Peso terms. The increase in the loss before other expenses resulted primarily from lower domestic cement and ready-mix concrete sale volumes due to unfavorable weather and market conditions.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased significantly from approximately Ps160 million in the three-month period ended March 31, 2012 to an operating loss before other expenses of approximately Ps144 million in the comparable period in 2013, in Mexican Peso terms. The decrease in the operating earnings before other expenses resulted primarily from lower domestic cement and ready-mix concrete sale volumes result of adverse economic conditions that affected the performance in different sectors.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt decreased approximately 12%, from approximately Ps527 million in the three-month period ended March 31, 2012 to approximately Ps466 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes due to energy shortages that had a negative effect on production and delivery of cement.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 24%, from approximately Ps123 million in the three-month period ended March 31, 2012 to approximately Ps153 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher ready-mix concrete volumes and average domestic sale prices, driven by new residential and infrastructure projects as a result of the improvement in market conditions.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia remained flat in the three-month period ended March 31, 2012 in the comparable period in 2013, in Mexican Peso terms.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our Rest of South America and the Caribbean segment decreased approximately 22%, from approximately Ps1.2 billion in the three-month period ended March 31, 2012 to approximately Ps915 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes, mainly driven by the completion of infrastructure projects and reduced public spending.

Asia

The Philippines

Our operating loss before other expenses, net from our operations in the Philippines increased significantly from an operating loss before other expenses, net of approximately Ps4 million in the three-month period ended March 31, 2012 to an operating earnings before other expenses, net of approximately Ps100 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average domestic sale prices, caused by sustained infrastructure spending and favorable performance from the industrial-and-commercial sector.

Rest of Asia

Our operating earnings before other expenses, net from our operations Rest of Asia segment increased significantly from approximately Ps2 million in the three-month period ended March 31, 2012 to approximately Ps11 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher average domestic sale prices.

Others

Our operating earnings before other expenses, net from our Others segment increased significantly from an operating loss before other expenses, net of approximately Ps986 million in the three-month period ended March 31, 2012 to an operating earnings before other expenses, net of approximately Ps484 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from an increase in our trading operations and in our information technology solutions company.

Other Expenses, Net. Our other expenses, net increased 10%, from approximately Ps224 million in the three-month period ended March 31, 2012 to approximately Ps246 million in the comparable period in 2013, in Mexican Peso terms. The increase was due mainly to our result from sales of assets partially offset by our decreased in restructuring costs and impairment losses during first quarter of the current year.

The most significant items included under this caption in the three-month periods ended March 31, 2012 and 2013 are as follows:

	For the Three-month Periods Ended March 31,
	2012		2013
	(in millions of Mexican Pesos)
Impairment losses	Ps	96	Ps	47
Restructuring costs		123		76
Charitable contributions		31		4
Results from sales of assets and others, net		(26)		119

	Ps	224	Ps	246

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	effects by the net present value on assets and liabilities and others.

	For the Three-month Periods Ended March 31,
	2012		2013
	(in millions of Mexican Pesos)
Financial Items:
Financial expense	Ps	(4,321)	Ps	(4,648)
Other financial (expense) income, net:
Financial income		185		100
Results from financial instruments, net		377		1,553
Foreign exchange results		1,931		(1,489)
Effects of net present value on assets and liabilities and others, net		(277)		(127)

	Ps	(2,105)	Ps	(4,611)

Our aggregate financial items in the three-month period ended March 31, 2013, which comprises interest expense and other financial income (expense), net, as reported in our statements of operations, was a loss of approximately Ps4.6 billion, an increase from the loss of approximately Ps2.1 billion in the comparable period in 2012. The components of the change are shown above.

Our financial expense increased approximately 8%, from approximately Ps4.3 billion in the three-month period ended March 31, 2012 to approximately Ps4.6 billion in the comparable period in 2013, primarily attributable to the issuance of high yield notes and high yield exchange notes and partially offset by a decline in our fixed rate instruments to prepay debt under the 2009 Financial Agreement. Our financial income decreased 46%, from Ps185 million in the three-month period ended March 31, 2012 to Ps100 million in the comparable period in 2013, primarily attributable to the exchange of a portion of our Perpetual Debentures into debt, partially offset by the decrease in our fixed rate instruments to prepay debt under the 2009 Financing Agreement (as defined herein). Our gain from our financial instruments increased approximately 312%, from approximately Ps377 million in the three-month period ended March 31, 2012 to approximately Ps1.6 billion in the comparable period in 2013, primarily attributable to gains from our equity derivatives related to CEMEX, S.A.B. de C.V. shares. Our foreign exchange result decreased approximately 177%, from a gain of approximately Ps1.9 billion in the three-month period ended March 31, 2012 to a loss of approximately Ps1.5 billion in the comparable period in 2013, primarily attributable to the appreciation of the peso against the U.S. Dollar, offset by the euro depreciating during the current year. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased from an expense of approximately Ps277 million in the three-month period ended March 31, 2012 to an expense of Ps127 million in the comparable period in 2013.

Derivative Financial Instruments. For the three-month periods ended March 31, 2012 and 2013, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in our convertible notes.

For the three-month period ended March 31, 2013, our “Results from financial instruments, net” increased to a gain of approximately Ps377 million compared to a gain of approximately Ps1.6 billion for the three-month period ended March 31, 2012. This increase was mainly attributable to our equity derivatives related to CEMEX, S.A.B. de C.V. shares. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps1.1 billion in the three-month period ended March 31, 2012 to an expense of Ps1.4 billion in the comparable period in 2013. Our deferred tax benefit increased approximately Ps513 million in the three-month period ended March 31, 2012 in the comparable period in 2013.

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for the three-month period ended March 31, 2013 increased significantly, from a consolidated net loss of approximately Ps387 million in the three-month period ended March 31, 2012 to a consolidated net loss of approximately Ps3.3 billion in the comparable period in 2013.

Non-controlling Interest Net Income (Loss). Changes in non-controlling interest net income (loss) in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income (loss) attributable to those subsidiaries. Non-controlling interest net income (loss) decreased significantly, from a net loss of Ps3 million in the three-month period ended March 31, 2012 to a net gain of Ps193 million in the comparable period in 2013, mainly as a result of the November 2012 offering of common shares of CEMEX Latam Holdings, S.A. (“CEMEX Latam”), the holding company for our operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador, partially offset by our acquisition of the 49% non-controlling interest in an indirect holding company parent of Global Cement, S.A. during October, 2012 in a private transaction and the 38.8% acquisition of a non-controlling interest in Readymix Limited, an indirect subsidiary of CEMEX España, S.A. (“CEMEX España”), through a public tender offer commenced on March 12, 2012.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net loss, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss increased significantly, from a net loss of approximately Ps384 million in the three-month period ended March 31, 2012 to a controlling interest net loss of approximately Ps3.5 billion in 2013.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before financial expenses, Perpetual Debenture coupons and income taxes paid in cash were approximately Ps3.1 billion in the three-month period ended March 31, 2013 and Ps3.4 billion in the comparable period in 2012. See our statement of cash flows for the three-month periods ended March 31, 2012 and 2013 included herein.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for the three-month periods ended March 31, 2012 and 2013.

Our primary sources and uses of cash during the three-month periods ended March 31, 2012 and 2013 were as follows:

	Three-month Periods Ended March 31,
	2012		2013
	(in millions of Mexican Pesos)
Operating activities
Consolidated net loss	Ps	(387)	Ps	(3,345)
Non-cash items		7,604		9,655
Changes in working capital, excluding income taxes		(3,856)		(3,162)

Net cash flows provided by operations before interest and income taxes		3,361		3,148
Financial expense, Perpetual Debenture coupons and income taxes paid in cash		(7,034)		(8,108)

Net cash flows used in operating activities		(3,673)		(4,960)

Investing activities
Property, machinery and equipment, net		(469)		(398)
Disposal of subsidiaries and associates, net		—		200
Other long term assets and others, net		1,293		(34)

Net cash flows provided by (used in) investing activities		824		(232)
Financing activities
Derivative financial instruments		1,018		(551)
Issuance of debt, net		829		4,330
Securitization of trade receivables		(292)		(320)
Non-current liabilities and others, net		(445)		(307)

Net cash flows provided by financing activities		1,110		3,152

Decrease in cash and cash equivalents		(1,739)		(2,040)
Cash Conversion effects, net		(1,466)		(356)
Cash and cash equivalents at beginning of period		16,128		12,478

Cash and cash equivalents at end of period	Ps	12,923	Ps	10,082

March 31, 2013. During the three-month period ended March 31, 2013, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps356 million, there was a decrease in cash and cash equivalents of approximately Ps2.0 billion. This decrease was generated by our net cash flows used in operating activities, which after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps8.1 billion, represented a decrease of approximately Ps5.0 billion and a decrease in our net cash flows applied in our in investing activities of approximately Ps232 million. The decrease was partially offset by our net cash flow used in financing activities of approximately Ps3.1 billion.

For the three-month period ended March 31, 2013, our net cash flows applied in our operations before interest and income taxes included cash flows used in working capital of approximately Ps3.2 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable and other assets and trade receivables, and trade payable for an aggregate amount of approximately Ps3.3 billion, partially offset by cash flows originated by inventories of approximately Ps93 million.

During the three-month period ended March 31, 2013, our net cash flows used in operating activities after financial expense, Perpetual Debenture coupon and income taxes paid in cash decreased our cash flow by approximately Ps5.0 billion. In addition, our net resources provided by financing activities increased our cash flow by approximately Ps3.1 billion, which was generated mainly in connection with the issuance of debt of approximately Ps4.3 billion.

March 31, 2012. During the three-month period ended March 31, 2012, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1.5 billion, there was a decrease in cash and cash equivalents of approximately Ps1.7 billion. Our net cash flows provided by financing activities increased our cash flow by approximately Ps1.1 billion and by net cash flows generated in investing activities of approximately Ps824 million and by our net cash flows used in operating activities of approximately Ps3.7 billion.

For the three-month period ended March 31, 2012, our net cash flows provided by operations before interest and income taxes included cash flows applied in working capital of approximately Ps3.4 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable, trade accounts receivable, trade accounts payable and inventories for an aggregate amount of approximately Ps4.4 billion, offset by cash flows originated by inventories for an aggregate amount of approximately Ps569 million.

During the first three months of 2012, our cash flows were applied mainly in connection with the income tax and financial expense paid in cash, including Perpetual Debenture coupons of approximately Ps7.0 billion.

As of March 31, 2013, we had the following uncommitted lines of credit, at annual interest rates ranging between approximately 2.16% and 10.0%, depending on the negotiated currency:

	Lines of credit	Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	4,868	2,270
Other lines of credit from banks	2,351	438

Capital Expenditures

Our capital expenditures incurred for the three-month periods ended March 31, 2012 and 2013, and our expected capital expenditures for the three-month period ended December 31, 2013, which include an allocation to 2013 of a portion of our total future committed amount, are as follows:

	Actual For the Three-Month Periods Ended March 31,		Estimated For the Nine-Month Period Ended December 31, 2013
	2012	2013
	(in millions of U.S. Dollars)
Mexico	5	6	88
United States	19	21	129
Northern Europe
United Kingdom	2	2	30
Germany	4	9	29
France	3	3	16
Rest of Northern Europe(1)	6	6	34
The Mediterranean
Egypt	2	1	20
Spain	4	1	11
Rest of the Mediterranean(2)	3	6	20
South America and the Caribbean
Colombia	7	11	62
Rest of South America and the Caribbean(3)	3	5	38
Asia
Philippines	2	4	72
Rest Asia(4)	0	1	6
Others	3	0	69

Total consolidated	63	76	624

Of which:
Expansion capital expenditures	14	27	163
Base capital expenditures	49	49	461

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the UAE and Israel.
(3)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

For the three-month period ended March 31, 2013, we recognized U.S.$76 million in capital expenditures. As of the date of this filing, plans for capital expenditures for the nine-month period ended December 31, 2013 are expected to be U.S.$624 million. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$350.0 million (or its equivalent)).

Our Indebtedness

As of March 31, 2013, we had approximately Ps213,540 million (U.S.$17,305 million) (principal amount Ps219,261 million (U.S.$17,768 million)) of total debt plus other financial obligations, not including approximately Ps5,812 million (U.S.$471 million) of Perpetual Debentures. See notes 15A and 15B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein. Of our total debt plus other financial obligations, approximately 5% were short-term (including current maturities of long-term debt) and 95% were long-term. As of March 31, 2013, approximately 84% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 4% was Mexican Peso-denominated, approximately 12% was Euro-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement, pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement, including the deletion of all mandatory prepayment provisions, the release of the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral, and the deletion of certain representations, information undertakings, financial covenants, general undertakings and events of default thereunder (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our September 2012 Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement as of September 17, 2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement was subsequently repaid in full, as a result of prepayments made in accordance with the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. “Risk Factors—Risks Relating to the Notes and This Offering—We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Facilities Agreement, the Senior Secured Notes and other financing arrangements.” Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released.

As of March 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps50,074 million (U.S.$4,058 million) (principal amount Ps51,397 million (U.S.$4,165 million)), all of which matures in 2017. However, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors—Risks Relating to Our Business—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors—Risks Relating to Our Business—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Senior Secured Notes, see “—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our major subsidiaries provide guarantees of certain of our indebtedness, as indicated in the table under “Capitalization—Guarantors.”

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

The continued weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s common stock, CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant transactions related to our indebtedness during the three-month period ended March 31, 2013

As of March 31, 2013, we had approximately Ps213,540 million (U.S.$17,305 million) (principal amount Ps219,261 million (U.S.$17,768 million)) of total debt plus other financial obligations, not including approximately Ps5,812 million (U.S.$471 million) of Perpetual Debentures. Our financing activities through December 31, 2012 are described in our 2012 Annual Report. The following is a description of our most relevant transactions related to our indebtedness in the three-month period ended March 31, 2013:

•

On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the March 2013 Notes is fully and unconditionally guaranteed by CEMEX México, S.A. de C.V., or CEMEX México, CEMEX España, S.A., or CEMEX España, New Sunward, Cemex Asia B.V., or CEMEX Asia, CEMEX Concretos, S.A. de C.V., or CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France Gestion (S.A.S.), or CEMEX France, Cemex Research Group AG, or CEMEX Research Group, Cemex Shipping B.V., or CEMEX Shipping, CEMEX UK and Empresas Tolteca de México, S.A. de C.V., or Empresas Tolteca. The March 2013 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The March 2013 Notes were issued at par. The net proceeds from the offering of approximately U.S.$596 million were used for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement of approximately U.S.$55 million and the remainder for general corporate purposes, including the purchase of €182.9 million aggregate principal amount of Eurobonds through a cash tender offer using a portion of the proceeds from the issuance of the March 2013 Notes, which Eurobonds were immediately cancelled.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as December 31, 2012 and March 31, 2013 are detailed as follows:

	March 31, 2013						December 31, 2012
	Short-term		Long-term		Total		Short-term		Long-term		Total
I. Convertible subordinated notes due 2018	Ps	—	Ps	6,939		Ps6,939	Ps	—	Ps	7,100	Ps	7,100
I. Convertible subordinated notes due 2016		—		10,551		10,551		—		10,768		10,768
II. Convertible subordinated notes due 2015		—		8,195		8,195		—		8,397		8,397
III. Convertible securities due 2019		158		1,521		1,679		152		1,561		1,713
IV. Liabilities secured with accounts receivable		5,409		2,500		7,909		6,013		2,500		8,513
V. Capital leases		826		2,312		3,138		813		2,587		3,400

	Ps	6,393	Ps	32,018	Ps	38,411	Ps	6,978	Ps	32,913	Ps	39,891

As mentioned in note 2L to our audited consolidated financial statements included in our 2012 Annual Report, financial instruments convertible into CEMEX, S.A.B. de C.V. CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% Convertible Subordinated Notes due in 2016 and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% Convertible Subordinated Notes due in 2018. The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, respectively. The 2011 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions. During 2012 and 2011, changes in the fair value of these capped call transactions generated a gain of approximately U.S.$155 million (Ps1,973 million) and a loss of approximately U.S.$153 million (Ps1,906 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our audited consolidated financial statements included in our 2012 Annual Report), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2011 Optional Convertible Subordinated Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (see note 20 to our audited consolidated financial statements included in our 2012 Annual Report) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2012 was 95.8525 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 99.6866 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion options embedded in these notes and recognized them as a freestanding derivative at fair value through the statements of operations. Changes in fair value of such conversion options generated a loss in 2012 for approximately U.S.$243 million (Ps3,078 million) and a gain in 2011 for approximately U.S.$279 million (Ps3,482 million) (see note 16D to our audited consolidated financial statements included in our 2012 Annual Report). Beginning January 1, 2013, due to changes in the parent company’s functional currency, the conversion option ceased to be treated as a standalone derivative and began to be measured at its fair value as an equity component for approximately US$365 million (Ps 4,690 million).

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes. During 2012 and 2011, changes in the fair value of this capped call transaction generated a gain of approximately U.S.$47 million (Ps594 million) and a loss of approximately U.S.$79 million (Ps984 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our audited consolidated financial statements included in our 2012 Annual Report). After antidilution adjustments, the conversion rate as of December 31, 2012 was 82.7227 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 86.0316 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion option embedded in these notes and recognized it as a freestanding derivative at fair value through the statements of operations. Changes in fair value of the conversion option generated a loss in 2012 for approximately U.S.$56 million (Ps708 million) and a gain in 2011 for approximately U.S.$97 million (Ps1,211 million) (see note 16D to our audited consolidated financial statements included in our 2012 Annual Report). Commencing January 1, 2013, due to the changes in the parent company’s functional currency, the conversion option was ceased to be treated as a standalone derivative and initially measured at its fair value as an equity component for approximately US$365 million (Ps4,690 million).

Mandatory Convertible Notes

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into Mandatorily Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately $30.68, the securities will be mandatorily convertible into approximately 202 million CPOs at a conversion price of approximately $20.4510 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component for Ps1,971 million was recognized within “Other equity reserves.” See note 16B to our audited consolidated financial statements included in our 2012 Annual Report. Beginning January 1, 2013, due to changes in the parent company’s functional currency, the conversion option is now treated as a standalone derivative. The equity component was measured at its fair value recognizing an initial effect of US$29 million (Ps365 million). Changes in the fair value for the three-month period ended March 31, 2013, generated a loss of approximately US$14 million (Ps185 million) recognized within “Other financial income (expense), net” in the statement of operations. The fair value of the standalone derivative as of March 31, 2013, represented a liability of approximately US$43 million (Ps 532 million).

Our Receivables Financing Arrangements

Our subsidiaries in the United States, Mexico and France (which incorporated the sale of trade receivables in the United Kingdom) are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2012 and March 31, 2013, trade accounts receivable include receivables of Ps10,792 million (U.S.$840 million) and Ps10,753 million (U.S.$871 million), respectively. In October 2012, CEMEX terminated its program in Spain. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,280 million as of December 31, 2012 and Ps2,844 million as of March 31, 2013. Therefore, the funded amount to CEMEX was Ps$8,512 million (U.S.$662 million) in 2012 and Ps$7,909 million (U.S.$641 million) in the three-month period ended March 31, 2013. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps86 million (U.S.$7 million) and Ps76 million (U.S.$6 million) in the three-month periods ended March 31, 2012 and March 31, 2013, respectively, respectively. Our securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization program outstanding as of December 31, 2012 in Mexico was initiated during 2011 and matures in October 2015. The securitization programs in the United States, France and the United Kingdom were renewed in 2013 and currently mature in May 2015 (in the United States) and March 2014 (in France and the United Kingdom).

Capital leases

As of March 31, 2012 and 2013, we held several operating assets, mainly mobile equipment and buildings under capital lease contracts for a total of approximately U.S.$271 million (Ps3,475 million) and U.S.$254 million (Ps3,138 million) respectively.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 16D to our audited consolidated financial statements included in our 2012 Annual Report) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. In addition, during 2011, the other counterparty further extended the maturity of its contract also until April 2012. During 2012, one of the contracts was further extended until October 2013, while the other contract reached its scheduled maturity in April 2012. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel, which is extended until October 2013. Changes in the fair value of this instrument generated gains of approximately U.S.$1 million (Ps13 million) in the three-month period ended March 31, 2012 and approximately U.S.$4 million (Ps50 million) in the three-month period ended March 31, 2013.

Our Perpetual Debentures

As of December 31, 2012 and as of March 31, 2013, non-controlling interest stockholders’ equity included approximately U.S.$473 million (Ps6,078 million) and U.S.$471 million (Ps5,812 million), respectively, representing the principal amount of the Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Perpetual Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Perpetual Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps121 million and Ps108 million in the three-month periods ended March 31, 2012 and 2013, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in our 2012 Annual Report. As of March 31, 2013, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2012 (in millions)(2)		Repurchase Option	Interest Rate
C5 Capital (SPV) Ltd(1)	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary and at any time thereafter with at least 30 days notice	LIBOR + 4.277%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%

(1)	Because we did not exercise our repurchase option by December 31, 2011, the annual interest rate of this series changed to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these Perpetual Debentures under the Facilities Agreement. As of March 31, 2013, 3-month LIBOR was approximately 0.283%.
(2)	Excludes the notional amount of Perpetual Debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps. See notes 16A and 20D to our audited consolidated financial statements included in our 2012 Annual Report.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual general ordinary shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2010, 2011 and 2012 annual general ordinary shareholders’ meetings held on February 24, 2011, February 23, 2012 and March 21, 2013, respectively, no stock repurchase program has been proposed between February 2011 and the date of this filing. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Facilities Agreement and the indentures governing the Existing Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology and Safety is responsible for developing new products for our cement, ready-mix concrete, aggregate and admixture businesses that respond to our clients’ needs, as well as introduce new or improved processing and equipment technology for all our core businesses. The department of the Vice President of Energy and Sustainability has the responsibility to optimize operational efficiencies and reduce our costs and environmental impact through the usage of alternative or biomass fuels, and energy management systems. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Products have also been developed that provide our customers with solutions with better performance and overall lower environment footprint in the whole value chain. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have nine laboratories dedicated to our R&D efforts. Eight of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in business processes, information technology and energy management. We have actively registering patents and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different solutions, materials, additives used in the construction industry and the production processes related to them, as well as processes to decrease the use of scarce resources and improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

For the three-month periods ended March 31, 2012 and 2013, the combined total expense of the departments of the Vice President of Energy, Vice President of Technology, which includes R&D activities, amounted to approximately Ps94 million (U.S.$7 million) and Ps110 million (U.S.$9 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The 2009 Financing Agreement

On August 14, 2009, we entered into the 2009 Financing Agreement. The 2009 Financing Agreement extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014, providing for a semi-annual amortization schedule, and, prior to giving effect to the Refinancing Transaction, we had reduced indebtedness under the 2009 Financing Agreement by approximately U.S.$7.7 billion. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released. In connection with the issuance of the March 2013 Notes, we used a portion of the proceeds from the offering for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement. See “—Liquidity and Capital Resources—Relevant transactions related to our indebtedness during the three-month period ended March 31, 2013.”

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “—Liquidity and Capital Resources—Our Indebtedness.” As of March 31, 2013, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps50,076 million (U.S.$4,058 million) (principal amount Ps51,396 million (U.S.$4,165 million)), all of which matures in 2017. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors—Risks Relating to Our Business—If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors—Risks Relating to Our Busines—The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Senior Secured Notes

The indentures governing the Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

December 2009 Notes. On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount of its 9.50% Dollar-Denominated Notes due 2016 and €350 million aggregate principal amount of its 9.625% Euro-Denominated Notes due 2017, or together, the Initial December 2009 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500 million aggregate principal amount of its 9.50% Dollar-Denominated Notes due 2016, or the Additional December 2009 Notes and, together with the Initial December 2009 Notes, the December 2009 Notes. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2010 Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-Denominated Notes due 2020 and €115.346,000 aggregate principal amount of its 8.875% Euro-Denominated Notes due 2017, or together, the Initial May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of its 9.25% Dollar-Denominated Notes due 2020, or the Additional May 2010 Notes and, together with the Initial May 2010 Notes, the May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the 6.277% Perpetual Debentures, pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1 billion aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the Initial January 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650 million aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the Additional January 2011 Notes and, together with the Initial January 2011 Notes, the January 2011 Notes. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2011 Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800 million aggregate principal amount of its Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019 and €179 million aggregate principal amount of its 9.875% U.S. Dollar-Denominated Senior Secured Notes due 2019, or together, the March 2012 Notes, in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the March 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

September 2012 Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of its 9.50% Senior Secured Notes due 2018, or the September 2012 Notes, to participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2012 Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022, or the October 2012 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2013 Notes. On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 million aggregate principal amount of its 5.875% Senior Secured Notes due 2019, or the March 2013 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX Egyptian Investments II, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2013 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

We refer to the December 2009 Notes, the May 2010 Notes, the January 2011 Notes, the April 2011 Notes, the March 2012 Notes, the September 2012 Notes, the October 2012 Notes and the March 2013 Notes collectively, as the Senior Secured Notes.

Mandatory Convertible Notes

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After antidilution adjustments, the conversion rate as of December 31, 2012 was 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately Ps21.27 per CPO and as of March 21, 2013, has been further adjusted to 435.1874 CPOs per each obligation, equivalent to a conversion price of approximately Ps20.4510 per CPO, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013.

Convertible Subordinated Notes

2010 Optional Convertible Subordinated Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715,000,000 aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate at issuance was 73.5402 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes. After antidilution adjustments, the conversion rate as of December 31, 2012 was 82.7227 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 86.0316 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes.

2011 Optional Convertible Subordinated Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$977.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of its 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. After antidilution adjustments, the conversion rate as of December 31, 2012 was 95.8525 ADSs per U.S.$1,000 principal amount of such notes and as of March 21, 2013, has been further adjusted to 99.6866 ADS per U.S.$1,000 principal amount of such notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2012 annual general ordinary shareholders’ meeting held on March 21, 2013. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

Commercial Commitments

As of December 31, 2012 and March 31, 2013, we had commitments for the purchase of raw materials for an approximate amount of U.S.$127 million and U.S.$104 million, respectively.

On July 27, 2012, we entered into a Master Professional Services Agreement with International Business Machines Corporation (“IBM”). This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 27, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently owns and operates the wind farm. The operation of the 167 wind turbines on the farm commenced on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the three-month periods ended March 31, 2012 and 2013, EURUS supplied approximately 27.0% and 25.3%, respectively, of CEMEX’s overall electricity needs in Mexico during such periods.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated two electrical energy generating plants in Mexico called “Termoeléctrica del Golfo,” or TEG and “Termoeléctrica de Peñoles,” or TEP. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated from TEG for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG and TEP all fuel necessary for its operations, a commitment that has been hedged through four 20-year agreements entered with PEMEX, which terminate in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the six-month periods ended March 31, 2012 and 2013, the power plant has supplied approximately 69.9% and 72.0%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

In regards with the above, in March 1998, we entered into two contracts with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing supply operations in 2003, or the Cadereyta Contracts. In July 1999, we entered into two contracts with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing supply operations in 2002, or the Madero Contracts and jointly with the Cadereyta Contracts, the PEMEX Petcoke Contracts. As per the PEMEX Petcoke Contracts, 1.2 million tons of the contracted volume will be allocated to TEG and TEP and the remaining volume will be allocated to our operations in Mexico. By entering into the PEMEX Petcoke Contracts, we expect to reduce the volatility of our fuel costs and to have a consistent source of petcoke throughout their 20-year terms (which terminate in 2024).

Contractual Obligations

As of December 31, 2012 and March 31, 2013, we had material contractual obligations as set forth in the table below. For purposes of this table, we have presented the U.S.$1 billion prepayment required to satisfy the March 31, 2013 milestone under the Facilities Agreement as a required payment.

	As of December 31, 2012		As of March 31, 2013
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S$	13,857	332	780	6,536	6,473	14,121
Capital lease obligation(1)		361	76	95	51	118	340
Convertible notes(2)		2,177	13	692	897	616	2,218

Total debt and other financial obligations (3)		16,395	421	1,567	7,484	7,207	16,679
Operating leases(4)		413	125	151	80	63	419
Interest payments on debt(5)		3,713	924	1,617	1,455	552	4,548
Pension plans and other benefits(6)		1,653	160	315	333	919	1,727

Purchases of raw materials(7)		127	85	19	—	—	104
Purchases of fuel and energy(8)		3,539	151	414	431	2,496	3,492

Total contractual obligations	U.S.$	25,840	1,866	4,083	9,783	11,237	26,969

Total contractual obligations (Mexican Pesos)	Ps	332,044	23,022	50,387	120,720	138,666	332,795

(1)	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of March 31, 2013, the net present value of future payments under such leases is approximately U.S.$254 million (Ps3,138 million), of which, approximately U.S.$77 million (Ps949 million) refers to cash flows from 1 to 3 years, approximately U.S.$29 million (Ps358 million) refers to cash flows from 3 to 5 years and approximately U.S.$81 million (Ps1,005 million) refers to cash flows of more than 5 years
(2)	Refers to the Mandatory Convertible Notes described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature. For purposes of this table, other financial obligations do not include liabilities secured with accounts receivable, as these receivables are sold on a non-recourse basis. See note 15B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain administrative, selling and distribution expenses. Rental expense was U.S.$156 million (Ps2,003 million) for 2012 and U.S.$35 million (Ps439 million) for the three-month period ended March 31, 2013.
(5)	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2012 and March 31, 2013.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our audited consolidated financial statements included in our 2012 Annual Report). Future payments include the estimate of new retirees during such future years.
(7)	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
(8)	Future nominal payments of energy have been estimated for all contractual commitments on the basis of aggregate average expected consumption of approximately 3,171.4 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (the “ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law because CEMEX had not received any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of U.S.$240 million; and (ii) notes issued by Petróleos de Venezuela, S.A. (“PDVSA”), with nominal value and interest income to maturity totaling approximately U.S.$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately U.S.$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately U.S.$503 million and recognized a settlement gain in the statement of operations of approximately U.S.$25 million, which includes the write-off of the currency translation effects accrued in equity. In 2012, upon disposal of the PDVSA notes, CEMEX recognized a net gain of approximately Ps169 million as part of other financial (expense) income, net, including the effects recognized within other comprehensive income in prior years. See note 13B to our audited consolidated financial statements included in our 2012 Annual Report.

See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration” of our 2012 Annual Report.

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended March 31, 2013, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of approximately Ps1,562 million (U.S.$127 million) as compared to a net gain of approximately Ps375 million (U.S.$28 million) in the same period of 2012.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our audited consolidated financial statements included in our 2012 Annual Report), which we finalized during April 2009. The Facilities Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	December 31, 2012		March 31, 2013		Maturity Date
	Notional amount	Estimated fair value(1)	Notional amount	Estimated fair value(1)
	(in millions of U.S. Dollars)
Interest Rate Swaps	181	49	181	47	September 2022
Equity forwards on third party shares	27	—	27	—	October 2013
Forward instruments over indexes	5	—	4	—	April 2013
Options on our own shares	2,743	(138)	2,395	375	March 2015 – March 2018

Our Interest Rate Swaps. As of December 31, 2012 and March 31, 2013, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$181 million and U.S.$181 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 15C to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein. As of December 31, 2012 and March 31, 2013, the fair value of the swap represented assets of approximately U.S.$49 million and U.S.$47 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of March 31, 2012 and 2013, LIBOR was 0.7334% and 0.4449%, respectively.

Our Equity Forwards on Third-Party Shares. As of March 31, 2013, we had a forward contract to be settled in cash over the price of 59.5 million CPOs of Axtel with an aggregate notional amount of U.S.$27 million. The contract matures in October 2013. Changes in the fair value of this instrument generated a gain of approximately U.S.$4 million (Ps50 million) in the three-month period ended March 31, 2013, which were recognized in the statement of operations for the period. See “—Liquidity and Capital Resources—Our Equity Forward Arrangements.”

Our Forward Instruments Over Indexes. As of March 31, 2013, we held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which were set to mature in October 2012 and were extended until April 2013. Through these instruments, we maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index.

Our Options on CEMEX, S.A.B. de C.V. Shares. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions over approximately 166 million ADSs (97 million ADSs maturing in March 2016 and 69 million ADSs maturing in March 2018), by means of which, for the 3.25% Convertible Subordinated Notes due 2016, at maturity of the notes in March 2016, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$4.6299. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$10.0314, we will receive in cash the difference between the market price of the ADS and U.S.$10.0314, with a maximum appreciation per ADS of U.S.$6.1732. We paid a total premium of approximately U.S.$222 million. As of December 31, 2012 and March 31, 2013, the fair value of such options represented an asset of approximately U.S.$226 million (Ps2,899 million) and U.S.$314 million (Ps3,875 million), respectively. For the three-month period ended March 31, 2013, changes in the fair value of this contract generated a gain of approximately U.S.$88 million (Ps1,110 million), which were recognized in the statement of operations for the period.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 62 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$11.6236, we will receive in cash the difference between the market price of the ADS and U.S.$11.6236, with a maximum appreciation per ADS of U.S.$4.4707. We paid a premium of approximately U.S.$105 million. As of December 31, 2012 and March 31, 2013, the fair value of such options represented an asset of approximately U.S.$58 million (Ps751 million) and U.S.$90 million (Ps1,110 million), respectively. For the three-month period ended March 31, 2013, changes in the fair value of this contract generated a gain of approximately U.S.$31 million (Ps391 million), which were recognized in the statement of operations for the period.

For accounting purposes under IFRS, we separated the conversion option embedded in the Mandatory Convertible Notes and recognized it at fair value, which as of March 31, 2013, resulted in liabilities of approximately U.S.$43 million (Ps532 million). Changes in fair value of the conversion options generated a loss during the three-month period ended March 31, 2013 of approximately U.S.$14 million (Ps185 million), which were recognized in the statement of operations for the period. In addition, even though the changes in fair value of CEMEX’s embedded conversion options in these notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through the exercise of such embedded conversion options, we may settle a fixed amount of debt with a fixed amount of shares

As of March 31, 2013, we had granted a guarantee for a notional amount of approximately U.S.$13 million in connection with put option transactions on CEMEX, S.A.B. de C.V.’s CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in notes 16D and 23C to our audited consolidated financial statements included in our 2012 Annual Report. The fair value of such guarantee, net of deposits in margin accounts, represented an asset of approximately U.S.$14 million (Ps173 million) in the three-month period ended March 31, 2013. As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CEMEX, S.A.B. de C.V.’s CPOs. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX, S.A.B. de C.V.’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$112 million, were used to settle the unwinding of these put options.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of March 31, 2013. Average floating interest rates are calculated based on forward rates in the yield curve as of March 31, 2013. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of March 31, 2013 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of March 31, 2013
	2013	2014	2015	2016	After 2017	Total	Fair Value
	(in millions of U.S. Dollars, except percentages)
Variable rate	4	6	758	5	4,076	4,849	4,966
Average interest rate	4,90%	5.02%	5.28%	5.71%	6.41%
Fixed rate	28	309	7	1,741	7,187	9,272	10,562
Average interest rate	8.92%	8.93%	8.94%	8.94%	8.63%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of March 31, 2013 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.471 million (Ps5,812 million) issued by consolidated entities. See notes 15B and 19B to our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2013 included herein.

As of March 31, 2013, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of March 31, 2013, 34% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 454 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the three-month period ended March 31, 2013, approximately 22% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 7% in the United Kingdom, 5% in Germany, 6% in France, 4% in our Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 5% in our Rest of the Mediterranean segment, 6% in Colombia, 8% in our Rest of South America and the Caribbean segment, 4% in Asia and 7% from our Other operations.

As of March 31, 2013, approximately 84% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 12% was Euro-denominated, approximately 4% was Mexican Peso-denominated and immaterial amounts were denominated in other currencies, which does not include approximately Ps5,812 million (U.S.$471 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of March 31, 2012 and 2013, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel CPOs. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of March 31, 2013, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$2 million (Ps22 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintained exposure to changes of such index, until maturity in April 2013 and July 2013. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Forward Instruments Over Indexes.”

As of March 31, 2013, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$0.4 million (Ps5 million).

In connection with the offering of the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

The chart above summarizes our corporate structure as of June 30, 2013. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only our major holding companies and/or major operating companies in the principal countries in which we operate and does not include all our intermediary holding companies and all our operating company’s subsidiaries.

(1)	Includes approximately 99.87% interest pledged or transferred to a trustee under a security trust as collateral under the Facilities Agreement, dated September 17, 2012 (the “Collateral”).
(2)	Includes approximately 99.99% interest pledged as part of the Collateral.
(3)	Includes approximately 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. indirectly hold 100% of New Sunward Holding B.V. (“New Sunward”) through other intermediate subsidiaries.

(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest.
(6)	Includes approximately 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France Gestion (S.A.S.)’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for our operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam Holdings, S.A.’s 2% indirect interest.
(13)	On December 4, 2009 Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(14)	Represents our 33.95% in ordinary shares and our 11.64% in preferred shares.
(15)	Represents CEMEX Asia Holdings’ economic interest in 2 companies in China, CEMEX Tianjin and CEMEX Qingdao with a 99% and 100% interest, respectively. As of June 30, 2013, CEMEX Asia Holdings’ sale of its 100% interest in CEMEX Qingdao is pending completion.
(16)	Excludes CEMEX Latam Holdings, S.A. shares held in CEMEX Latam Holdings, S.A.’s treasury.
(17)	Represents CEMEX Latam Holdings, S.A.’s economic interest in five Guatemala companies, Global Cement, S.A., Global Concrete, S.A., Gestion Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.

RECENT DEVELOPMENTS

Recent Developments Relating to Regulatory Matters and Legal Proceedings

Antitrust Investigations in Europe by the European Commission

Regarding the formal proceedings against us and the other companies related to the antitrust investigations in Europe by the European Commission, the hearings for CEMEX, S.A.B. de C.V. and the other companies being investigated were completed in April 2013. We currently expect that a judgment will be rendered before September 2013.

Antitrust Investigations in Mexico

In January 2009, we were notified of a finding of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believed this finding contained substantial violations of rights granted by the Mexican Constitution. The Monterrey Circuit Court ruled that due to substantial violations to CEMEX’s constitutional rights, the CFC should revoke any sanctions previously imposed to CEMEX. On July 19, 2013, the CFC dismissed the proceeding.

Mexico Tax Matter

In relation to the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007 that resulted from amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, and the self-assessments of taxes due through amended tax returns filed on March 1, 2012, for the taxes corresponding to the 2005 tax year, and on July 5, 2012, for the taxes corresponding to the 2006 tax year, CEMEX, S.A.B. de C.V. opted to enter the transitory amnesty provision published on December 17, 2012, by the Mexican authorities in the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. As a result, during February 2013, CEMEX, S.A.B. de C.V. settled these assessments and as of June 30, 2013, there are no longer any tax liabilities in connection to this matter. For the 2007 tax year, there is no tax due. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007.

On January 21, 2011, Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment pertaining to corporate income taxes for the 2005 tax year in connection with the tax consolidation regime. During May 2013, we settled this tax assessment under the Amnesty Provision.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor and Mexcement, both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for tax years 2003 and 2004. During May 2013, these tax assessments were also settled under the Amnesty Provision.

Colombia Tax Matter

During the second quarter of 2013, CEMEX Colombia, S.A., or CEMEX Colombia, reached a settlement with the Colombian Tax Authority (Dirección de Impuestos) regarding its 2007 and 2008 year-end tax returns. The amount paid in connection with the settlement regarding the 2007 and 2008 year-end tax returns was $47,111.33 million Colombian Pesos (approximately U.S.$24.42 million as of June 30, 2013, based on an exchange rate of 1,929.00 Colombian Pesos to U.S.$1.00). We are currently waiting for the resolution regarding the settlement to be fully signed.

Egypt Share Purchase Agreement

On September 13, 2012, Assiut Cement Company (“ACC”) our main subsidiary in Egypt, through local media in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company pursuant to which CEMEX acquired a controlling interest in ACC. On September 19, 2012, ACC received the formal notification of the ruling made by the Assiut court of first instance. On October 18, 2012, ACC filed an appeal which was followed by Metallurgical Industries Company’s appeal filed on October 20, 2012. Hearings have been held on December 19, 2012, January 22, 2013, April 16, 2013 and June 16, 2013, with the next hearing scheduled to take place on September 16, 2013. At the January 22, 2013 hearing, the Assiut Court decided to join the appeals filed by each of ACC and the Metallurgical Industries Holding Company. At the June 16, 2013 hearing, the Assiut Court decided to adjourn the session to September 16, 2013. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, the final resolution could have a material adverse impact on our financial results.

South Louisiana Flood Protection Authority-East Claim

On July 24, 2012 a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East (“SLFPAE”) in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants including Cemex, Inc. SLFPAE is seeking compensation for and the restoration of certain coastal lands near New Orleans alleged to have been damaged by activities related to oil and gas exploration and production since the early 1900’s. Cemex, Inc., which was previously named Southdown, Inc., may have acquired liabilities, to the extent there may be any, in connection with oil and gas operations that were divested in the late 1980’s. At this stage, we do not have sufficient information to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by Cemex, Inc., if any.

Recent Developments Relating to Our Operations

Planned Capacity Expansion of Our Odessa, Texas Cement Plant

On May 30, 2013, we announced plans to expand the production capacity at our Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with growing demand in the West Texas market led mainly by the oil and gas industry. The demand for specialty cement products used in well construction for the oil and gas industry is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed.

Investment in Our Operations in Egypt

On June 3, 2013, we announced that we expect to invest approximately U.S.$100 million (approximately 700 million Egyptian Pounds) to improve our operations in Egypt and to continue supporting the country’s housing, commercial and infrastructure development. A sizable percentage of the investment will be used by the company to increase our capacity to use coal and pet coke as energy sources in our Assiut cement plant. We also expect to install new waste co-processing and environmental equipment in the plant to continue reducing our emissions and to increase its alternative fuels usage.

CEMEX Egyptian Investments Demerger

On June 6, 2013, CEMEX Egyptian Investments B.V. (“CEMEX Egyptian Investments”) transferred certain of its assets to CEMEX Egyptian Investments II B.V. (“CEMEX Egyptian Investments II”) pursuant to a demerger transaction (the “CEMEX Egyptian Investments Demerger”). Concurrent with the closing of the CEMEX Egyptian Investments Demerger, CEMEX Egyptian Investments II entered into supplemental indentures to the indentures governing our Senior Secured Notes (as defined herein) and an accession letter to our Facilities Agreement, pursuant to which CEMEX Egyptian Investments II became an additional guarantor of such indebtedness.

Recent Developments Relating to Our Major Shareholders

Based upon information contained in a statement on Schedule 13G filed with the SEC on May 31, 2013, as of May 21, 2013, Viking Global Investors LP and its affiliates (“Viking”) beneficially owned 57,375,728 ADSs, which represent 573,757,280 CPOs or approximately 5.04% of CEMEX, S.A.B. de C.V.’s outstanding capital stock as of June 30, 2013. Viking does not have voting rights different from our other non-Mexican holders of CPOs. As required by CEMEX, S.A.B. de C.V.’s by-laws, CEMEX, S.A.B. de C.V.’s board of directors approved Viking’s beneficial ownership of CEMEX, S.A.B. de C.V.’s outstanding capital stock.

Recent Developments Relating to Our Results for the Three-Month Period Ended June 30, 2013

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2012 Annual Report. Our audited consolidated financial statements prepared under International Financial Reporting Standards, or IFRS, for the year ended December 31, 2012 were authorized by our board of directors on February 28, 2013 for their inclusion in our 2012 Annual Report in accordance with the Circular Única de Emisoras to the Mexican Banking and Securities Commission and the Mexican Stock Exchange, as well as for their inclusion in our 2012 Annual Report filed with the SEC. Capitalized terms used and not defined herein shall have the meanings assigned to them in the 2012 Annual Report.

On July 25, 2013, CEMEX announced its results for the second quarter of 2013. The following table contains a summary of CEMEX’s unaudited consolidated financial results as of and for the three-month periods ended June 30, 2013 and 2012. The interim results of operations for the three-month period ended June 30, 2013 do not purport to be and are not indicative of operating results to be expected for the entire year. Following the table is a discussion of CEMEX’s results for the three-month period ended June 30, 2013 compared to the three-month period ended June 30, 2012.

The financial data set forth below under the headings “Statement of Operations Information” and “Balance Sheet Information” are for the six-month periods and three-month periods ended June 30, 2012 and 2013 and as of June 30, 2012 and 2013, respectively. The unaudited consolidated financial information for the six-month periods and three-month periods ended June 30, 2012 and 2013 included herein was prepared using financial reporting standards and accounting policies that are consistent with those used for our annual audited consolidated financial statements, except for those newly issued financial reporting standards effective January 1, 2013. The effects of the amendments of IAS 19 and IFRIC 20 were recognized in the statements of operations for the six-month period ended June 30, 2012. Therefore, the financial data set forth below for such periods is not fully comparable with the financial data for the year ended December 31, 2012. Nonetheless, CEMEX evaluated the impact of adopting such amendments based on the estimated effect for the full year 2012 and concluded that any such effect for the reported comparative period was not significant; therefore, in the opinion of management, such interim financial information as of June 30, 2012 and 2013, present a fair statement of the results for the six and three month interim periods.

Non-Mexican Peso amounts included in the financial information set below are first translated into U.S. Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those U.S. Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, as of the relevant period or date, as applicable.

The U.S. Dollar amounts provided below and, unless otherwise indicated herein, are translations of Mexican Peso amounts at an exchange rate of Ps12.96 to U.S.$1.00, the CEMEX accounting rate as of June 30, 2013. However, in the case of transactions conducted in U.S. Dollars, we have presented the U.S. Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our consolidated financial information. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. The noon buying rate for Mexican Pesos on June 30, 2013 was Ps12.99 to U.S.$1.00. From June 30, 2013 through July 26, 2013, the Mexican Peso appreciated by approximately 2.2% against the U.S. Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and For the Six Months Ended June 30,				As of and For the Three Months Ended June 30,
	2012		2013		2012		2013
(in millions of Mexican Pesos, except ratios and share and per share amounts)	(unaudited)
Statement of Operations Information:
Net sales	Ps	97,694	Ps	92,478	Ps	52,476	Ps	50,630
Cost of sales(1)		(69,774)		(64,837)		(36,708)		(34,447)
Gross profit		27,920		27,641		15,768		16,183
Administrative, selling and distribution expenses		(19,883)		(18,924)		(10,832)		(10,482)
Operating earnings before other expenses, net(2)		8,037		8,717		4,936		5,701
Other expense, net		(368)		(1,580)		(144)		(1,334)
Operating earnings(2)		7,669		7,137		4,792		4,367
Financial items(3)		(8,765)		(8,670)		(6,660)		(4,059)
Equity in income of associates		158		31		173		91
Loss before income tax		(938)		(1,502)		(1,695)		399
Non-controlling net income		90		564		93		371
Controlling interest net loss		(2,924)		(5,464)		(2,540)		(1,926)
Basic loss per share(4)(5)		(0.08)		(0.15)		(0.08)		(0.15)
Diluted loss per share(4)(5)		(0.08)		(0.15)		(0.08)		(0.15)
Number of shares outstanding(4)(6)		32,695		34,155		32,695		34,155

Balance Sheet Information:
Cash and cash equivalents	Ps	8,351	Ps	9,672	Ps	8,351	Ps	9,672
Property, machinery and equipment, net		221,601		203,613		221,601		203,613
Total assets		512,986		474,122		512,986		474,122
Short-term debt		693		4,500		693		4,500
Long-term debt		198,405		178,948		198,405		178,948
Non-controlling interest and Perpetual Debentures(7)		9,332		14,087		9,332		14,087
Total controlling stockholders’ equity		150,324		139,469		150,324		139,469

Other Financial Information:
Net working capital(8)		25,642		23,479		25,642		23,479
Book value per share(4)(6)(9)		4.60		4.08		4.60		4.08
Operating margin		8.2%		9.4%		9.4%		11.3%
Operating EBITDA(10)		16,865		15,803		9,544		9,231
Ratio of Operating EBITDA to interest expense(10)		1.84		1.71		1.97		2.01
Capital expenditures		2,438		2,319		1,621		1,368
Depreciation and amortization		8,828		7,086		4,608		3,530
Net cash flow provided by operating activities before interest and income taxes paid in cash		9,701		8,375		6,340		5,227
Basic loss per CPO(4)(5)		(0.24)		(0.45)		(0.24)		(0.45)
Total debt plus other financial obligations		240,409		224,780		240,409		224,780

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.
(2)	The line item “Operating earnings before other expenses, net” was titled by CEMEX in prior years as “Operating income.” The line item “Operating earnings” was titled by CEMEX in prior years as “Operating income after other expenses, net.” See note 2A to our audited consolidated financial statements included in our 2012 Annual Report.
(3)	Financial items includes financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net.
(4)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of June 30, 2013, approximately 99.29% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.

(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the preceding 12-month period, as described in note 22 to our audited consolidated financial statements included in our 2012 Annual Report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(6)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(7)	Non-controlling interest, as of June 30, 2012 and 2013, includes U.S.$473 million (Ps6,078 million) and U.S.$484 million (Ps6,274 million), respectively, that represents the nominal amount of Perpetual Debentures (as defined our 2012 Annual Report), denominated in U.S. Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(8)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(9)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(10)	Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps294 million for the six-month period ended June 30, 2012 and approximately Ps217 million for the six-month period ended June 30, 2013.

	As of and For the Six Months Ended June 30,				As of and For the ThreeMonths Ended June 30,
	2012		2013		2012		2013
(in millions of Mexican Pesos)	(unaudited)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps	16,865	Ps	15,803	Ps	9,544	Ps	9,231

Less:
Operating depreciation and amortization expense		8,828		7,086		4,608		3,530
Operating earnings before other expenses, net		8,037		8,717		4,936		5,701

Plus / minus:
Changes in working capital excluding income taxes		(6,863)		(6,714)		(3,007)		(3,552)
Depreciation and amortization expense		8,828		7,086		4,608		3,530
Other items, net		(301)		(714)		(197)		(452)
Net cash flows provided by operating activities before interest and income taxes paid in cash	Ps	9,701	Ps	8,375	Ps	6,340	Ps	5,227

Management’s Discussion and Analysis of Three-Month Period Ended June 30, 2012 Compared to Three-Month Period Ended June 30, 2013

Our unaudited consolidated results for the three-month periods ended June 30, 2012 and 2013 were prepared using IFRS and accounting policies that are consistent with those used for our annual audited consolidated financial statements. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our 2012 Annual Report.

The following is a discussion of our results for the three-month period ended June 30, 2012 compared to the three-month period ended June 30, 2013.

Overview

On a consolidated basis, our cement sales volumes remained flat, at 17.3 million tons in the three-month period ended June 30, 2012 in the comparable period in 2013, and our ready-mix concrete sales volumes increased approximately 2%, from 14.2 million cubic meters in the three-month period ended June 30, 2012 to 14.5 million cubic meters in the comparable period in 2013. Our consolidated net sales decreased approximately 4%, from Ps52,476 million in the three-month period ended June 30, 2012 to Ps50,630 million in the comparable period in 2013, and our operating earnings before other expenses, net increased approximately 15%, from 4,936 million in the three-month period ended June 30, 2012 to Ps5,701 million in the comparable period in 2013.

Net sales

Our consolidated net sales decreased approximately 4%, from Ps52,476 million in the three-month period ended June 30, 2012 to Ps50,630 million in the comparable period in 2013. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation.

Mexico

Our domestic gray cement sales volumes from our operations in Mexico decreased approximately 7% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 3% during the same period. Our net sales from our operations in Mexico represented approximately 20% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our volumes during the quarter were negatively impacted by the low levels of infrastructure spending reflecting the transition process of the new government and by the reduction in sales of bagged cement to social programs. Uncertainty surrounding the new national housing program and tight credit conditions affected the performance of the formal residential sector. The industrial-and-commercial sector continued showing positive performance during the same period. Our average sales price of domestic gray cement from our operations in Mexico decreased approximately 2%, in Mexican Peso terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete remained flat in Mexican Peso terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 53%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 24% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic gray cement and ready-mix concrete sales volumes and in the average sales price of domestic gray cement, our net sales in Mexico, in Mexican Peso terms, decreased approximately 7% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

United States

Our domestic gray cement sales volumes from our operations in the United States, which include cement purchased from our other operations, increased approximately 3% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 14% during the same period. The increases in domestic gray cement and ready-mix concrete sales volumes of our operations in the United States for the quarter reflect improved demand in most of our markets in spite of worse weather conditions. The residential sector continued to be the main driver of demand during the quarter and sustained by strong fundamentals such as record high affordability, low interest rates, improved credit availability and low levels of inventories. The industrial-and-commercial sector also contributed favorably to demand growth. Our operations in the United States represented approximately 22% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic gray cement of our operations in the United States increased approximately 4%, in U.S. Dollar terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete increased approximately 5%, in U.S. Dollar terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012. For the three-month period ended June 30, 2013, cement represented approximately 29%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 36% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement and ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United States, in U.S. Dollar terms, increased approximately 9% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Northern Europe

United Kingdom

Our domestic gray cement sales volumes from our operations in the United Kingdom increased approximately 9% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 6% during the same period. The increases in domestic gray cement partially offset by a decreased in ready-mix concrete sales volumes during the quarter were driven by growth in the residential sector and, to a lesser extent, to a catch-up effect from the adverse weather conditions during the first quarter. Government policies to promote home ownership, including guarantees and interest-free loans as well as low interest rates for homebuyers positively impacted the residential sector. Our operations in the United Kingdom represented approximately 7% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom decreased approximately 3%, in Pound terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement volumes and ready-mix concrete average sales prices, net sales from our operations in the United Kingdom, in Pound terms, increased approximately 6% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Germany

Our domestic gray cement sales volumes from our operations in Germany increased approximately 3% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes in those operations decreased approximately 3% during the same period. The increase in domestic gray cement volumes during the quarter was partially offset by unfavorable weather conditions including flooding in East Germany and Bavaria. Low unemployment and mortgage rates, as well as the increase in wages and salaries benefited residential activity, which was the main driver of demand for our products. Our operations in Germany represented approximately 7% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany decreased approximately 3%, in Euro terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 4%, in Euro terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 26%, ready-mix concrete approximately 37% and our aggregates and other businesses approximately 37% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes partially offset by an increase in domestic gray cement average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 5% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

France

Our domestic ready-mix concrete sales volumes from our operations in France decreased approximately 6% in the three-month period ended June 30, 2013 compared to the comparable period in 2012. The decrease in domestic ready-mix concrete sales volumes resulted primarily from residential sector activity that was affected by the reduction of government housing incentives and a less attractive buy-to-let program. In addition, infrastructure activity continued to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. Our operations in France represented approximately 7% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012. For the three-month period ended June 30, 2013, ready-mix concrete represented approximately 71% and our aggregates and other businesses approximately 29% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in domestic ready-mix concrete sales volumes that was mitigated by an increase in ready-mix concrete average sales price, net sales from our operations in France, in Euro terms, remained flat in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Rest of Northern Europe

In the three-month period ended June 30, 2013, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic gray cement gray sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 16% in the three-month period ended June 30, 2013 compared to comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 11% during the same period. The decreases in domestic gray cement and ready-mix concrete sales volumes resulted primarily from the continued adverse weather conditions and a slowdown of the economy, which led to low levels of investments and consumption. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of gray cement from our operations in our Rest of Northern Europe segment increased approximately 4%, in Euro terms, in the three-month period ended June 30, 2013 compared to comparable period in 2012, and the average price of ready-mix concrete decreased approximately 1%, in Euro terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 37%, ready-mix concrete approximately 42% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic gray cement and ready-mix concrete sales volumes and average ready-mix concrete sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 10% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

The Mediterranean

Spain

Domestic gray cement sales volumes from our operations in Spain decreased approximately 31% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, while ready-mix concrete sales volumes decreased approximately 36% during the same period. The decreases in domestic gray cement and ready-mix concrete sales volumes during the quarter, reflects the adverse economic situation in the country. The continued

fiscal austerity measures and spending cuts kept infrastructure activity at very low levels. In the residential sector, there has been a gradual reduction in home inventories. Our operations in Spain represented approximately 2% of our total net sales in the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic gray cement of our operations in Spain increased approximately 6%, in Euro terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete decreased approximately 6%, in Euro terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 71%, ready-mix concrete approximately 14% and our aggregates and other businesses approximately 15% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic gray cement and ready-mix concrete sales volumes and domestic gray cement average sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 30% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Egypt

Our domestic cement sales volumes from our operations in Egypt increased approximately 18% in the three-month period ended June 30, 2013 compared to comparable period in 2012, while ready-mix concrete sales volumes decreased approximately 2% during the same period. The increase in domestic gray cement was driven mainly by the informal residential sector and supported by our alternative fuel strategy in the country. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms. Our average domestic sales price of cement of our operations in Egypt increased by approximately 12%, in Egyptian Pound terms, during the three-month period ended June 30, 2013, and the average price of ready-mix concrete increased approximately 19%. For the year three-month period ended June 30, 2013, cement represented approximately 91%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 3% of net sales for our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement and average sales prices, our net sales in Egypt, in Egyptian Pound terms, increased approximately 25% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Rest of the Mediterranean

In the three-month period ended June 30, 2013, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment increased approximately 1% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 18% during the same period. The increases in domestic gray cement sales and ready-mix concrete sales volumes resulted primarily from higher construction levels in all of our markets. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 5% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in our Rest of the Mediterranean decreased approximately 2%, in U.S. Dollar terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and the average price of ready-mix concrete increased approximately 6%, in U.S. Dollar terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 20%, ready-mix concrete approximately 55% and our aggregates and other businesses approximately 24% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by decrease in cement sales volumes, net sales in our Rest of the Mediterranean segment, in U.S. Dollar terms, increased approximately 22% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

South America and the Caribbean

Colombia

Our domestic gray cement sales volumes from our operations in Colombia increased approximately 3% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 8% during the same period. During the quarter the residential sector was an important driver of demand for our products, mainly supported by the construction of the 100 thousand free-home program announced by the government. The industrial-and-commercial sector continued its favorable performance, primarily in terms of warehouses and office buildings, on the heels of Colombia’s recently signed trade agreements. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in Colombia increased approximately 6%, in Colombian Peso terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, while the average price of ready-mix concrete increased approximately 9%, in Colombian Peso terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 59%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 12% of our net sales for our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 11% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Rest of South America and the Caribbean

In the three-month period ended June 30, 2013, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. Our domestic gray cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 10% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes decreased approximately 10% during the same period. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 7% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement for our operations in our Rest of South America and the Caribbean segment remained flat, in U.S. Dollar terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and our average sales price of ready-mix concrete increased approximately 6%, in U.S. Dollar terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 75%, ready-mix concrete approximately 18% and our other businesses approximately 7% of net sales for our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement and ready-mix concrete average sales prices, net sales of our operations in our Rest of South America and the Caribbean segment, in U.S. Dollar terms, increased approximately 7% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Asia

The Philippines

Our domestic gray cement volumes from our operations in the Philippines increased approximately 10% in the three-month period ended June 30, 2013 compared to the comparable period in 2012 primarily as a result of the positive trend of the infrastructure and industrial-and-commercial sectors over the period. The residential sector was the main driver of demand during the quarter supported by increased activity from foreign buyers and favorable conditions, such as a stable level of inflation and low mortgage rates, as well as healthy remittance inflows. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average domestic sales price of cement from our operations in the Philippines increased approximately 6%, in Philippine Peso terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012. For the three-month period ended June 30, 2013, cement represented approximately 100% of our net sales for our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic gray cement sales volumes and average sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 16% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Rest of Asia

In the three-month period ended June 30, 2013, our operations in our Rest of Asia segment included our operations in Thailand, Bangladesh, China and Malaysia. Our domestic gray cement volumes from our operations in our Rest of Asia segment decreased approximately 5% in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and ready-mix concrete sales volumes increased approximately 8% in the same period. The decrease in domestic gray cement was mitigated by the increase in ready-mix concrete sales volumes and average sales prices resulted primarily from an increase in all of our markets. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the three-month period ended June 30, 2013, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement for our operations in our Rest of Asia segment increased approximately 13%, in U.S. Dollar terms, in the three-month period ended June 30, 2013 compared to the comparable period in 2012, and the average sales price of ready-mix concrete increased approximately 5%, in U.S. Dollar terms, over the same period. For the three-month period ended June 30, 2013, cement represented approximately 39%, ready-mix concrete approximately 53% and our other businesses approximately 8% of net sales for our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, net sales of our operations in our Rest of Asia segment, in U.S. Dollar terms, increased approximately 10% in the three-month period ended June 30, 2013 compared to the comparable period in 2012.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 1% before eliminations resulting from consolidation in the three-month period ended June 30, 2013 compared to the comparable period in 2012 in U.S. Dollar terms. For the three-month period ended June 30, 2013, our trading operations’ net sales represented approximately 44% and our information technology solutions company 20%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased 6%, from Ps36.7 million in the three-month period ended June 30, 2012 to Ps34.4 million in the three-month period ended June 30, 2013. As a percentage of sales, cost of sales decreased from 70.0 % in the three-month period ended June 30, 2012 to 68.0 % in the three-month period ended June 30, 2013. The decrease in cost of sales as a percentage of our net sales was primarily driven by a reduction in workforce related to our cost reduction initiatives and lower electricity costs.

Gross Profit. For the reasons explained above, our gross profit increased approximately 3%, from approximately Ps15.8 billion in the three-month period ended June 30, 2012 to approximately Ps16.2 billion in the comparable period in 2013. As a percentage of net sales, gross profit increased from approximately 30.0% in the three-month period ended June 30, 2012 to 32.0% in the comparable period in 2013. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps4.6 billion in the three-month period ended June 30, 2012 and approximately Ps4.3 billion in the comparable period in 2013.

Operating Expenses. Our operating expenses decreased approximately 3%, from approximately Ps10.8 billion in the three months ended June 30, 2012 to approximately Ps10.5 billion in the comparable period in 2013. As a percentage of net sales, our operating expenses remained flat in the three months ended June 30, 2012 when compared to the same period in 2013. Operating expenses include administrative, selling and distribution expenses.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 15% from approximately Ps4.9 billion in the three-month period ended June 30, 2012 to approximately Ps5.7 billion in the comparable period in 2013. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 9.41% in the three-month period ended June 30, 2012 to 11.26% in the comparable period in 2013. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico decreased approximately 27%, from approximately Ps3.3 billion in the three-month period ended June 30, 2012 to approximately Ps2.4 billion in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from a decline in domestic gray cement and ready-mix concrete sales volumes and average sales prices, low levels of infrastructure spending and residential sector.

United States

Our operating loss before other expenses, net from our operations in the United States decreased approximately 67%, from approximately Ps1.7 billion in the three-month period ended June 30, 2012 to approximately Ps0.6 billion in the comparable period in 2013, in Mexican Peso terms. The decreased in our operating loss before other expenses, net, resulted primarily from higher domestic gray cement and ready-mix concrete sales volumes and average sales prices, driven by improved demand in most of our markets.

Northern Europe

United Kingdom

Our operating earnings before other expenses, net from our operations in the United Kingdom decreased approximately 28%, from approximately Ps50 million in the three-month period ended June 30, 2012 to approximately Ps36 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from the changes to defined benefits plans, generating a net gain in the operating results for 2012 partially mitigated by increases in domestic gray cement volumes and ready-mix concrete average sales prices for 2013 quarterly period.

Germany

Our operating earnings before other expenses, net from our operations in Germany increased significantly, from approximately Ps23 million in the three-month period ended June 30, 2012 to approximately Ps152 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher domestic gray cement volumes and average sales prices, driven by benefited residential activity.

France

Our operating earnings before other expenses, net from our operations in France decreased approximately 7%, from approximately Ps300 million in the three-month period ended June 30, 2012 to approximately Ps278 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from a decline in domestic ready-mix concrete sales volumes and residential sector slowdown.

Rest of Northern Europe

Our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment decreased approximately 68%, from approximately Ps452 million in the three-month period ended June 30,

2012 to approximately Ps143 million in the comparable period in 2013, in Mexican Peso terms. The decrease in the earnings before other expenses resulted primarily from lower sales volumes and average sales prices, caused by low levels of investments and consumption.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased significantly, from an operating earnings before other expenses of approximately Ps95 million in the three-month period ended June 30, 2012 to an operating loss before other expenses of approximately Ps46 million in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from a decrease in our gray cement and ready-mix concrete sales volumes.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt increased approximately 3%, from approximately Ps546 million in the three-month period ended June 30, 2012 to approximately Ps561 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher volumes and average sales prices, driven mainly by the informal residential sector.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 31%, from approximately Ps253 million in the three-month period ended June 30, 2012 to approximately Ps331 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher ready-mix concrete sales volumes and domestic cement and average sales prices, caused by higher construction levels in all of our markets.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia increased approximately 3%, from approximately Ps1.16 billion in the three-month period ended June 30, 2012 to approximately Ps1.19 billion in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher domestic gray cement and ready-mix concrete sales volumes and average sales prices, mainly driven by favorable performance in the residential sector and the industrial-and-commercial sector.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our Rest of South America and the Caribbean segment increased approximately 13%, from approximately Ps1.1 billion in the three-month period ended June 30, 2012 to approximately Ps1.3 billion in the comparable period in 2013, in Mexican Peso terms. The decrease resulted primarily from higher domestic gray cement and ready-mix concrete average sales prices.

Asia

The Philippines

Our operating earnings before other expenses, net from our operations in the Philippines increased approximately 25%, from approximately Ps218 million in the three-month period ended June 30, 2012 to approximately Ps272 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher sales volumes and average sales prices driven by the positive trend of the market conditions and demand improvement.

Rest of Asia

Our operating earnings before other expenses, net from our operations Rest of Asia segment increased significantly from approximately Ps16 million in the three-month period ended June 30, 2012 to approximately Ps37 million in the comparable period in 2013, in Mexican Peso terms. The increase resulted primarily from higher ready-mix concrete sales volumes and average sales prices.

Others

Our operating loss before other expenses, net from our Others segment decreased significantly from approximately Ps931 million in the three-month period ended June 30, 2012 to approximately Ps393 million in the comparable period in 2013, in Mexican Peso terms. The increase in the loss resulted primarily from a decrease in our information technology solutions company and trading operations.

Other Expenses, Net. Our other expenses, net increased significantly, from approximately Ps144 million in the three-month period ended June 30, 2012 to approximately Ps1.3 billion in the comparable period in 2013, in Mexican Peso terms. The increase was due mainly to the impairment of fixed assets, severance payments, and a loss in sales of fixed assets during the second quarter 2013 compared with 2012.

Financial items

Our aggregate financial items in the three-month period ended June 30, 2012, which comprises interest expense and other financial income, net, as reported in our statements of operations, was a loss of approximately Ps6.7 billion, an increase from a loss of approximately Ps4.1 billion in the comparable period in 2013. The components of the change are described below.

Our financial expense decreased approximately 5%, from approximately Ps4.8 billion in the three-month period ended June 30, 2012 to approximately Ps4.6 billion in the comparable period in 2013. Our financial income decreased 17%, from Ps129 million in the three-month period ended June 30, 2013 to Ps107 million in the comparable period in 2013. Our gain from our financial instruments increased significantly, from approximately Ps216 million in the three-month period ended June 30, 2012 to approximately Ps651 billion in the comparable period in 2013, primarily attributable to gains from our equity derivatives related to CEMEX, S.A.B. de C.V. shares. Our foreign exchange result improved significantly, from a loss of approximately Ps1.6 billion in the three-month period ended June 30, 2012 to a gain of approximately Ps1.3 billion in the comparable period in 2013, primarily attributable to fluctuations of the Mexican Peso and the Euro against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased from an expense of approximately Ps122 million in the three-month period ended June 30, 2012 to an expense of Ps210 million in the comparable period in 2013.

Derivative Financial Instruments. For the three-month periods ended June 30, 2012 and 2013, our derivative financial instruments that had a potential impact on our other financial income consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in our convertible notes.

For the three-month period ended June 30, 2013, our “Results from financial instruments, net” increased significantly from a loss of approximately Ps216 million in the three-month period ended June 30, 2012 to a loss of approximately Ps651 million in the comparable period in 2013. The increase in loss was mainly attributable to our equity derivatives related to CEMEX, S.A.B. de C.V. shares.

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps0.8 billion in the three-month period ended June 30, 2012 to an expense of Ps2.0 billion in the comparable period in 2013. Our deferred tax benefit decreased approximately Ps1.5 billion in the three-month period ended June 30, 2012 compared to the comparable period in 2013.

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for the three-month period ended June 30, 2013 decreased, from approximately Ps2.4 million in the three-month period ended June 30, 2012 to approximately Ps1.6 billion in the comparable period in 2013.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased, from a net gain of Ps90 million in the three-month period ended June 30, 2012 to a net gain of Ps564 million in the comparable period in 2013, mainly as a result of the November 2012 offering of common shares of CEMEX Latam Holdings, S.A., the holding company for our operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador, partially offset by our acquisition of the 49% non-controlling interest in an indirect holding company parent of Global Cement, S.A. during October, 2012 in a private transaction and the 38.8% acquisition of a non-controlling interest in Readymix Limited, an indirect subsidiary of CEMEX España, S.A., through a public tender offer commenced on March 12, 2012.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net loss, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased, from approximately Ps2.5 million in the three-month period ended June 30, 2012 to approximately Ps2.1 billion in 2013.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		For the three-month period ended March 31,
	Note	2013		2012
Net sales		Ps	41,848	45,218
Cost of sales			(30,390)	(33,066)

Gross profit			11,458	12,152

Administrative and selling expenses	4		(4,616)	(5,030)
Distribution expenses			(3,826)	(4,021)

			(8,442)	(9,051)

Operating earnings before other expenses, net			3,016	3,101

Other expenses, net	5		(246)	(224)

Operating earnings, net			2,770	2,877

Financial expense	15		(4,648)	(4,321)
Other financial income, net	6		37	2,216
Equity in loss of associates	12A		(60)	(15)

Loss before income tax			(1,901)	757

Income tax	18		(1,444)	(1,144)

CONSOLIDATED NET LOSS FOR THE PERIOD			(3,345)	(387)
Non-controlling interest net income (loss) for the period	19B		193	(3)

CONTROLLING INTEREST NET LOSS FOR THE PERIOD		Ps	(3,538)	(384)

BASIC LOSS PER SHARE		Ps	(0.10)	(0.01)

DILUTED LOSS PER SHARE		Ps	(0.10)	(0.01)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Loss

(Millions of Mexican pesos)

		For the three-month period ended March 31,
	Note	2013		2012
CONSOLIDATED NET LOSS FOR THE PERIOD		Ps	(3,345)	(387)

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments	12B		61	145
Currency translation of foreign subsidiaries			(4,644)	(6,030)
Income tax recognized directly in other comprehensive income	18		315	(3,095)

Other comprehensive loss for the period			(4,268)	(8,980)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD			(7,613)	(9,367)
Non-controlling interest comprehensive income for the period			193	(3)

CONTROLLING INTEREST COMPREHENSIVE LOSS FOR THE PERIOD		Ps	(7,806)	(9,364)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Millions of Mexican pesos)

		March 31,		December 31,
	Note	2013		2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	Ps	10,082	12,478
Trade receivables less allowance for doubtful accounts	8		23,940	23,698
Other accounts receivable	9		6,321	6,239
Inventories, net	10		16,164	16,485
Other current assets	11		5,423	4,421

Total current assets			61,930	63,321

NON-CURRENT ASSETS
Investments in associates	12A		7,750	7,979
Other investments and non-current accounts receivable	12B		11,472	8,600
Property, machinery and equipment, net	13		200,529	212,301
Goodwill and intangible assets, net	14		165,752	173,522
Deferred income taxes			12,529	13,047

Total non-current assets			398,032	415,449

TOTAL ASSETS		Ps	459,962	478,770

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	15A	Ps	4,969	596
Other financial obligations	15B		6,393	6,978
Trade payables			19,010	20,516
Income tax payable			5,204	6,736
Other accounts payable and accrued expenses	16		18,592	18,967

Total current liabilities			54,168	53,793

NON-CURRENT LIABILITIES
Long-term debt	15A		170,160	177,539
Other financial obligations	15B		32,018	32,913
Employee benefits	17		12,821	13,642
Deferred income taxes			12,351	12,861
Other non-current liabilities	16		26,640	32,604

Total non-current liabilities			253,990	269,559

TOTAL LIABILITIES			308,158	323,352

STOCKHOLDERS’ EQUITY

Controlling interest:
Common stock and additional paid-in capital	19A		118,188	118,068
Other equity reserves			12,004	12,203
Retained earnings			10,838	22,722
Net loss			(3,538)	(12,063)

Total controlling interest			137,492	140,930
Non-controlling interest and perpetual debentures	19B		14,312	14,488

TOTAL STOCKHOLDERS’ EQUITY			151,804	155,418

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	459,962	478,770

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

		For the three-month period ended March 31,
	Notes	2013		2012
OPERATING ACTIVITIES
Consolidated net loss for the period		Ps	(3,345)	(387)
Non-cash items:
Depreciation and amortization of assets	13,14		3,556	4,220
Impairment losses	5		48	129
Equity in loss of associates	12A		60	15
Other income, net			(64)	(9)
Comprehensive financing result			4,611	2,105
Income taxes	18		1,444	1,144
Changes in working capital, excluding income taxes			(3,162)	(3,856)

Net cash flow provided by operating activities before interest and income taxes			3,148	3,361
Financial expense paid in cash including coupons on perpetual debentures	19B		(4,616)	(4,723)
Income taxes paid in cash			(3,492)	(2,311)

Net cash flows applied in operating activities			(4,960)	(3,673)

INVESTING ACTIVITIES
Property, machinery and equipment, net	3,13		(398)	(469)
Disposal of subsidiaries and associates, net	12		200	—
Intangible assets and other deferred charges	14		(109)	(27)
Long term assets and others, net			75	1,320

Net cash flows (used in) provided by investing activities			(232)	824

FINANCING ACTIVITIES
Derivative instruments			(551)	1,018
Issuance of debt, net	15A		4,330	829
Securitization of trade receivables			(320)	(292)
Non-current liabilities, net			(307)	(445)

Net cash flows provided by financing activities			3,152	1,110

Decrease in cash and cash equivalents			(2,040)	(1,739)
Cash conversion effect, net			(356)	(1,466)
Cash and cash equivalents at beginning of period			12,478	16,128

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	Ps	10,082	12,923

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	(342)	(134)
Other accounts receivable and other assets			(1,021)	(1,736)
Inventories			93	569
Trade payables			(1,404)	(652)
Other accounts payable and accrued expenses			(488)	(1,903)

Changes in working capital, excluding income taxes		Ps	(3,162)	(3,856)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at December 31, 2011		Ps	4,135	109,309	14,797	26,860	155,101	16,602	171,703
Net loss for the period			—	—	—	(384)	(384)	(3)	(387)
Total other items of comprehensive loss for the period			—	—	(8,980)	—	(8,980)	—	(8,980)
Capitalization of retained earnings			4	4,134	—	(4,138)	—	—	—
Stock-based compensation			—	121	—	—	121	—	121
Effects of perpetual debentures	19B		—	—	1,559	—	1,559	(6,806)	(5,247)
Changes in non-controlling interest	19B		—	—	—	—	—	(491)	(491)

Balance at March 31, 2012		Ps	4,139	113,564	7,376	22,338	147,417	9,302	156,719

Balance at December 31, 2012			4,139	113,929	12,203	10,659	140,930	14,488	155,418
Net income (loss) for the period			—	—	—	(3,538)	(3,538)	193	(3,345)
Total other items of comprehensive loss for the period			—	—	(4,268)	—	(4,268)	—	(4,268)
Change in the Parent Company’s functional currency	2D		—	—	—	4,325	4,325	—	4,325
Capitalization of retained earnings	19A		3	—	—	(3)	—	—	—
Stock-based compensation			—	117	34	—	151	—	151
Effects of perpetual debentures	19B		—	—	(108)	—	(108)	(274)	(382)
Changes in non-controlling interest	19B		—	—	—	—	—	(95)	(95)

Balance at March 31, 2013		Ps	4,142	114,046	7,861	11,443	137,492	14,312	151,804

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that were applied to these consolidated condensed financial statements of March 31, 2013, except for those newly issued financial reporting standards effective January 1, 2013 (note 2A), none of which have a significant effect in the Company, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended 31 December 2012.

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The condensed consolidated financial statements were prepared in accordance with International Accounting Standards - IAS 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended 31 December 2012.

The accompanying condensed consolidated balance sheets as of March 31, 2013, as well as the condensed consolidated statements of operations, comprehensive loss, cash flows and changes in stockholders’ equity for the three-month period ended March 31, 2013 and 2012, and their related disclosures included in these notes, are unaudited. The presentation currency for these condensed consolidated financial statements is the Mexican Peso.

In October 2011, the IASB issued International Financial Reporting Interpretations Committee 20, Stripping costs in the production phase of a surface mine (“IFRIC 20”), which is effective and has been adopted by CEMEX beginning January 1, 2013. IFRIC 20 addresses inconsistencies in the reporting of waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’). To the extent that the benefit from the stripping activity is realized in the form of inventory produced, the entity shall account for the costs of that stripping activity in accordance with the principles of IAS 2, Inventories. To the extent the benefit is improved access to ore, the entity shall recognize these costs as an addition to, or as an enhancement of, the existing non-current asset. The capitalized amounts should be further amortized over the expected useful life of exposed ore body based on the units of production method. CEMEX’s previous accounting policy, before adoption of IFRIC 20 was to expense production stripping costs as incurred. The amendments to IFRIC 20 require retrospective application to the beginning of the earliest comparative period presented. Nonetheless, CEMEX has evaluated the impact of adopting IFRIC 20 based on the estimated effect for full year 2012 and concluded that any such effect for the reported comparative period was no significant.

In June 2011, the IASB amended IAS 19, which provides the accounting and disclosure requirements by employers for employee benefits. Among other things, the amendments require: a) the use of a single rate for the determination of the expected return on plan assets’ and the discount of the benefits’ obligation to present value (together the “net interest expense”); b) the recognition of the net interest on the net defined benefit liability (liability minus plan assets), instead of an interest cost on the liability and a separate return on plan assets; and c) the recognition of all actuarial gains and losses for the period as part of other comprehensive income or loss, thereby, eliminating the option to defer the recognition of gains and losses, known as the ’corridor method’. The use of the single rate will generally increase the net interest expense for the period. CEMEX adopted the amendments to IAS 19 beginning January 1, 2013. The amendments to IAS 19 require retrospective application to the beginning of the earliest comparative period presented. For the year ended December 31, 2012 and the three-month period ended March 31, 2012, the financial statements have been adjusted as if CEMEX had use a single rate to determine the net interest expense an its net defined pension liability, the effect represented a charge to the statements of operations of Ps182 and Ps45, respectively.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in the condensed consolidated financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union countries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Definition of terms - continued

When it is deemed relevant, certain amounts presented in the notes to the condensed consolidated financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of March 31, 2013 and December 31, 2012, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps12.34 and Ps12.85 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps12.61 and Ps12.91 pesos per dollar for 2013 and 2012, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at year-end, and then translating the dollars into pesos as previously described.

2B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The most significant closing exchange rates and the approximate average exchange rates for condensed consolidated balance sheet accounts and condensed consolidated income statement accounts, respectively, as of March 31, 2013 and December 31, 2012, as well as the approximate average exchange rates as of March 31, 2012, were as follows:

	As of March 31, 2013		As of December 31, 2012	As of March 31, 2012
Currency	Closing	Average	Closing	Average
United States Dollar	12.3400	12.6100	12.8500	12.9100
Euro	15.8307	16.6154	16.9615	17.1874
British Pound Sterling	18.7481	19.3950	20.8841	20.4942
Colombian Peso	0.0067	0.0070	0.0073	0.0072
Egyptian Pound	1.8113	1.8678	2.0233	2.1387
Philippine Peso	0.3025	0.3097	0.3130	0.3014

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions made by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories obsolescence, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits.

In preparing this condensed consolidated financial statements, significant judgments made by Management in applying CEMEX’s accounting policies and the key sources of information and assumptions were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

2D) CHANGE IN THE PARENT COMPANY’S FUNCTIONAL CURRENCY.

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.‘s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.‘s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Change in the Parent Company’s Functional Currency – Continued

The main effects in CEMEX’s condensed consolidated financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.‘s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.’s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative. As such, the equity component was measured at its fair value recognizing an initial effect of US$29 (Ps365). Changes in the fair value for the three-month period ended March 31, 2013, generated a loss of approximately US$14 (Ps185) recognized within “Other financial income (expense), net” in the statements of operations. The fair value of the stand-alone derivative as of March 31, 2013 represented a liability of approximately US$43 (Ps532). While the conversion option embedded in CEMEX, S.A.B. de C.V.’s 2015 Notes, 2016 Notes, and the 2018 Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.’s statement of operations, recognizing its fair value as of January 1, 2013 as an equity component, within retained earnings caption, of approximately US$365 (Ps4,690). Prior period financial statements are not required to be restated.

3.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Our operating segments, as well as the policies applied to formulate segment information are consistent with those described in our December 31, 2012 consolidated financial statements. Selected information of the condensed consolidated statements of operations by geographic operating segment for the three-month period ended March 31, 2013 and 2012 was as follows:

2013	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	9,835	(339)	9,496	3,108	625	2,483	(101)	(93)	(131)
United States		9,269	(49)	9,220	93	1,509	(1,416)	(109)	(173)	12
Northern Europe
United Kingdom		3,055	—	3,055	42	208	(166)	(37)	(17)	(68)
Germany		2,078	(201)	1,877	(443)	138	(581)	86	(7)	(24)
France		2,875	—	2,875	189	113	76	(41)	(13)	(5)
Rest of Northern Europe 1		1,721	(157)	1,564	(187)	181	(368)	(18)	(3)	(66)
Mediterranean
Spain		918	(17)	901	18	162	(144)	(10)	(5)	1,532
Egypt		1,422	—	1,422	585	119	466	(27)	(3)	(6)
Rest of Mediterranean 2		2,044	(15)	2,029	226	73	153	(4)	(6)	2
South America and the Caribbean
Colombia		2,635	—	2,635	1,102	99	1,003	(6)	(36)	(26)
Rest of South America and the Caribbean 3		3,585	(321)	3,264	1,084	169	915	(21)	(18)	—
Asia
Philippines		1,203	—	1,203	183	83	100	3	(2)	(5)
Rest of Asia 4		589	—	589	31	20	11	121	(4)	20
Others 5		3,342	(1,624)	1,718	541	57	484	(82)	(4,268)	(1,198)

Total	Ps	44,571	(2,723)	41,848	6,572	3,556	3,016	(246)	(4,648)	37

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Selected Financial Information by Geographic Operating Segment - Continued

2012	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	Ps	10,815	(390)	10,425	3,848	695	3,153	(91)	(104)	28
United States		8,828	(31)	8,797	(311)	1,597	(1,908)	(187)	(104)	(36)
Northern Europe
United Kingdom		3,510	—	3,510	861	247	614	(6)	(20)	(129)
Germany		2,546	(215)	2,331	(330)	242	(572)	19	26	(68)
France		3,352	—	3,352	284	113	171	2	(18)	8
Rest of Northern Europe 1		2,085	(118)	1,967	(143)	206	(349)	4	(1)	185
Mediterranean
Spain		1,300	(56)	1,244	332	172	160	(85)	(244)	(2,480)
Egypt		1,704	(50)	1,654	663	136	527	(5)	(2)	20
Rest of Mediterranean 2		1,917	(2)	1,915	200	77	123	26	(7)	(10)
South America and the Caribbean
Colombia		2,791	—	2,791	1,088	86	1,002	1	(12)	427
Rest of South America and the Caribbean 3		4,428	(552)	3,876	1,252	84	1,168	(17)	(16)	(19)
Asia
Philippines		1,059	—	1,059	66	70	(4)	1	(1)	(200)
Rest of Asia 4		596	—	596	25	23	2	(1)	(1)	—
Others 5		3,270	(1,569)	1,701	(514)	472	(986)	115	(3,817)	4,490

Total	Ps	48,201	(2,983)	45,218	7,321	4,220	3,101	(224)	(4,321)	2,216

As of March 31, 2013 and December 31, 2012 selected segment information of condensed balance sheet by geographic segment was as follows:

March 31, 2013	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	834	77,263	78,097	15,160	62,937	77
United States		180	198,541	198,721	10,865	187,856	264
Northern Europe
United Kingdom		159	25,629	25,788	10,447	15,341	23
Germany		81	11,991	12,072	6,246	5,826	111
France		480	12,558	13,038	4,616	8,422	42
Rest of Northern Europe 1		61	15,688	15,749	3,137	12,612	78
Mediterranean
Spain		11	21,031	21,042	2,069	18,973	18
Egypt			6,211	6,211	3,337	2,874	16
Rest of Mediterranean 2		7	9,147	9,154	3,090	6,064	64
South America and the Caribbean
Colombia		—	15,559	15,559	9,658	5,901	132
Rest of South America and the Caribbean 3		21	15,995	16,016	3,692	12,324	43
Asia
Philippines		3	7,618	7,621	1,479	6,142	47
Rest of Asia 4		—	2,237	2,237	772	1,465	11
Others 5		5,913	32,744	38,657	233,590	(194,933)	25

Total	Ps	7,750	452,212	459,962	308,158	151,804	951

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Selected Segment Information of Condensed Balance Sheet – Continued

December 31, 2012	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	834	78,232	79,066	18,484	60,582	2,154
United States		187	207,559	207,746	10,179	197,567	2,609
Northern Europe
United Kingdom		496	28,408	28,904	11,684	17,220	558
Germany		86	12,534	12,620	6,725	5,895	459
France		526	13,427	13,953	4,984	8,969	268
Rest of Northern Europe 1		78	17,546	17,624	4,109	13,515	657
Mediterranean
Spain		56	22,366	22,422	2,868	19,554	347
Egypt		—	7,208	7,208	3,549	3,659	277
Rest of Mediterranean 2		7	10,074	10,081	3,275	6,806	315
South America and the Caribbean
Colombia		—	16,160	16,160	9,252	6,908	1,456
Rest of South America and the Caribbean 3		23	16,764	16,787	3,865	12,922	500
Asia
Philippines		3	7,758	7,761	1,382	6,379	246
Rest of Asia 4		—	2,801	2,801	865	1,936	77
Others 5		5,683	29,954	35,637	242,131	(206,494)	103

Total	Ps	7,979	470,791	478,770	323,352	155,418	10,026

Total consolidated liabilities as of March 31, 2013 and December 31, 2012 included debt of Ps175,129 and Ps178,135, respectively. Of such balances, approximately 34% and 29 % was in the Parent Company, 17% and 18% was in Spain and 49% and 53% was in finance subsidiaries in Holland, Luxembourg and the United States, respectively. The Parent Company and the finance subsidiaries mentioned above are included within the segment “Others.”

Net sales by product and geographic segment for the three-month period ended March 31, 2013 and 2012 were as follows:

2013	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	6,456	2,796	559	2,266	(2,581)	9,496
United States		3,251	4,105	2,003	2,389	(2,528)	9,220
Northern Europe
United Kingdom		726	1,221	1,031	1,500	(1,423)	3,055
Germany		672	881	529	551	(756)	1,877
France		—	2,410	931	48	(514)	2,875
Rest of Northern Europe 1		683	862	245	85	(311)	1,564
Mediterranean
Spain		724	184	50	84	(141)	901
Egypt		1,308	114	6	29	(35)	1,422
Rest of Mediterranean 2		385	1,381	326	150	(213)	2,029
South America and the Caribbean
Colombia		1,911	962	280	139	(657)	2,635
Rest of South America and the Caribbean 3		3,030	725	146	118	(755)	3,264
Asia
Philippines		1,201	—	—	—	2	1,203
Rest of Asia 4		254	287	24	30	(6)	589
Others 5		—	—	—	3,342	(1,624)	1,718

Total	Ps	20,601	15,928	6,130	10,731	(11,542)	41,848

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Net sales by product and geographic segment – Continued

2012	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	7,246	3,012	553	2,451	(2,837)	10,425
United States		3,127	3,683	1,819	2,452	(2,284)	8,797
Northern Europe
United Kingdom		797	1,315	1,186	1,854	(1,642)	3,510
Germany		829	1,056	657	637	(848)	2,331
France		—	2,859	983	65	(555)	3,352
Rest of Northern Europe 1		877	1,023	300	132	(365)	1,967
Mediterranean
Spain		1,019	306	107	70	(258)	1,244
Egypt		1,443	135	7	133	(64)	1,654
Rest of Mediterranean 2		444	1,217	262	250	(258)	1,915
South America and the Caribbean
Colombia		2,111	878	300	227	(725)	2,791
Rest of South America and the Caribbean 3		3,261	903	156	173	(617)	3,876
Asia
Philippines		1,059	—	—	—	—	1,059
Rest of Asia 4		247	321	17	14	(3)	596
Others 5		—	—	—	3,271	(1,570)	1,701

Total	Ps	22,460	16,708	6,347	11,729	(12,026)	45,218

Footnotes to the geographic segment tables presented above:

1	The segment “Rest of Northern Europe” refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
2	The segment “Rest of Mediterranean” includes mainly the operations in Croatia, the United Arab Emirates and Israel.
3	The segment “Rest of South America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations in Argentina.
4	The segment “Rest of Asia” includes the operations in Thailand, Bangladesh, China and Malaysia.
5	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

4.	ADMINISTRATIVE AND SELLING EXPENSES

For the period ended March 31, 2013 and 2012, selling expenses included as part of the selling and administrative expenses line item amounted to Ps1,949 and Ps2,120, respectively.

5.	OTHER EXPENSES, NET

Other expenses, net for the three-month period ended in March 31, 2013 and 2012, consisted of the following:

	2013		2012
Restructuring costs	Ps	76	123
Impairment losses (notes 11 and 14)		47	96
Charitable contributions		4	31
Results from the sale of assets and others, net		119	(26)

	Ps	246	224

6.	OTHER FINANCIAL INCOME, NET

Other financial income, net for the three-month period ended in March 31, 2013 and 2012, is detailed as follows:

	2013		2012
Financial income	Ps	100	185
Results from financial instruments (notes 12B and 15C)		1,553	377
Foreign exchange results		(1,489)	1,931
Effects of net present value on assets and liabilities and others, net		(127)	(277)

	Ps	37	2,216

7.	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of March 31, 2013 and December 31, 2012, consisted of:

	March 31, 2013		December 31, 2012
Cash and bank accounts .	Ps	7,688	7,581
Fixed-income securities and other cash equivalents		2,394	4,897

	Ps	10,082	12,478

Based on net settlement agreements, as of March 31, 2013 and December 31, 2012 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for approximately Ps643 and Ps1,782 which are offset against the corresponding CEMEX’s obligations with the counterparties.

8.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable consisted of:

	March 31, 2013		December 31, 2012
Trade accounts receivable	Ps	25,645	25,464
Allowances for doubtful accounts		(1,705)	(1,766)

	Ps	23,940	23,698

As of March 31, 2013 and December 31, 2012, trade accounts receivable include receivables of Ps10,753 (US$871), and Ps10,792 (US$840), respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom; the latter forms part of the program in France and was initiated in 2011. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,844 as of March 31, 2013 and Ps2,280 as of December 31, 2012. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps76 (US$6) and Ps86 (US$7) for the three-month period ended March 31, 2013 and 2012. CEMEX’s securitization programs are negotiated for specific periods and should be renewed at their maturity.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

9.	OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable consisted of:

	March 31, 2013		December 31, 2012
Non-trade accounts receivable 1	Ps	2,271	2,321
Current portion of valuation of derivative instruments		176	6
Interest and notes receivable 2		2,389	2,715
Loans to employees and others		212	171
Refundable taxes		1,273	1,026

	Ps	6,321	6,239

1	Non-trade accounts receivable are mainly attributable to the sale of assets.
2	Includes Ps164 as of March 31, 2013, Ps171 as of December 31, 2012, representing the short-term portion of the investment arising from the settlement of derivative instruments related to perpetual debentures issued by CEMEX (notes 15C and 19B)

10.	INVENTORIES

Consolidated balances of inventories are summarized as follows:

	March 31, 2013		December 31, 2012
Finished goods	Ps	5,909	5,934
Work-in-process		2,839	2,819
Raw materials		3,002	2,980
Materials and spare parts		4,535	4,523
Inventory in transit		424	820
Allowance for obsolescence		(545)	(591)

	Ps	16,164	16,485

11.	OTHER CURRENT ASSETS

Consolidated other current assets consisted of:

	March 31, 2013		December 31, 2012
Advance payments	Ps	3,388	2,228
Assets held for sale		2,035	2,193

	Ps	5,423	4,421

Assets held for sale are stated at their estimated realizable value and include real estate properties received in payment of trade receivables. For the three-month period ended in March 31, 2012, CEMEX recognized within “Other expenses, net” impairment losses in connection with assets held for sale for approximately Ps34.

12.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

12A)	INVESTMENTS IN ASSOCIATES

The main investments in shares of associates were as follows:

	Activity	Country	%	March 31, 2013		December 31, 2012
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,548	4,471
Cancem, S.A. de C.V.	Cement	Mexico	10.3		476	476
AB Akmenés cementas	Cement	Lithuania	33.9		381	399
ABC Capital, S.A. Institución de Banca Múltiple	Financing	Mexico	49.0		369	369
Trinidad Cement Ltd	Cement	Trinidad	20.0		192	252
Société Méridionale de Carrières	Aggregates	France	33.3		185	213
Société d’Exploitation de Carrières	Aggregates	France	50.0		164	172
Lehigh White Cement Company	Cement	United States	24.5		156	162
Industrias Básicas, S.A	Cement	Panama	25.0		113	121
Société des Ciments Antillais	Cement	French Antilles	26.0		66	70
Other companies	—	—	—		1,100	1,274

				Ps	7,750	7,979

Out of which:
Book value at acquisition date				Ps	2,050	2,420
Changes in stockholders’ equity				Ps	5,700	5,559

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

12B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

Consolidated other investments and non-current accounts receivable were summarized as follows:

	March 31, 2013		December 31, 2012
Non-current portion of valuation of derivative financial instruments	Ps	5,566	4,279
Non-current accounts receivable and other investments		5,275	3,744
Investments available-for-sale		273	211
Investments held for trading		358	366

	Ps	11,472	8,600

Investments available-for-sale includes an investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). For the three month-period ended March 31, 2013 and March 31, 2012, changes in valuation of these investments generated gains of approximately Ps61 and losses of approximately Ps2, respectively, recognized as part of other comprehensive loss within other equity reserves. As of March 31, 2012, CEMEX recognized a net gain of approximately Ps147, as part of other comprehensive loss within other equity reserves, generated by the changes in valuation of the Petróleos de Venezuela, S.A. (“PDVSA”) notes which were sold as of December 31, 2012.

13.	PROPERTY, MACHINERY AND EQUIPMENT

Consolidated property, machinery and equipment consisted of:

	March 31, 2013		December 31, 2012
Land and mineral reserves	Ps	72,449	75,198
Buildings		38,546	40,316
Machinery and equipment		168,899	176,720
Construction in progress		12,984	14,276
Accumulated depreciation and depletion		(92,349)	(94,209)

	Ps	200,529	212,301

For the three-month period ended March 31, 2013 and December 31, 2012, additions to consolidated property, machinery and equipment was approximately Ps951 and Ps10,026, respectively.

Depreciation for the three-month period ended March 31, 2013 and 2012 is detailed as follows:

	2013		2012
Depreciation expense related to assets used in the production process	Ps	3,066	3,232
Depreciation expense related to assets used in administrative and selling activities		203	207

	Ps	3,269	3,439

14.	GOODWILL AND INTANGIBLE ASSETS

Consolidated goodwill and intangible assets were summarized as follows:

	March 31, 2013				December 31, 2012
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	136,784	—	136,784	Ps	142,444	—	142,444
Intangible assets of definite useful life:
Extraction rights		26,071	(2,211)	23,860		27,685	(2,242)	25,443
Industrial property and trademarks		405	(75)	330		429	(76)	353
Customer relationships		4,649	(2,605)	2,044		4,862	(2,606)	2,256
Mining projects		1,230	(176)	1,054		1,642	(300)	1,342
Others intangible assets		5,746	(4,066)	1,680		14,068	(12,384)	1,684

	Ps	174,885	(9,133)	165,752	Ps	191,130	(17,608)	173,522

For the three-month period ended March 31, 2013 and 2012, the amortization of intangible assets of definite useful life was approximately Ps287 and Ps781, respectively, and was recognized within operating costs and expenses. As of March 31, 2013 and 2012, CEMEX recognized impairment losses of intangible assets for approximately Ps47 and Ps55, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

15.	FINANCIAL INSTRUMENTS

15A) SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument was summarized as follows:

	March 31, 2013				December 31, 2012
	Short-term		Long-term	Total	Short-term		Long-term	Total
Floating rate debt	Ps	76	59,759	59,835	Ps	81	62,664	62,745
Fixed rate debt		4,893	110,401	115,294		515	114,875	115,390

	Ps	4,969	170,160	175,129	Ps	596	177,539	178,135

Effective rate 1
Floating rate		5.4%	5.2%			5.5%	5.2%
Fixed rate		4.9%	8.7%			4.7%	9.0%

	March 31, 2013					December 31, 2012
Currency	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	573	145,650	146,223	7.7%	Ps	486	144,582	145,068	7.8%
Euros		3,666	22,014	25,680	6.0%		46	30,461	30,507	5.9%
Pesos		15	2,399	2,414	8.8%		15	2,392	2,407	8.8%
Other currencies		715	97	812	6.2%		49	104	153	4.6%

	Ps	4,969	170,160	175,129		Ps	596	177,539	178,135

1	Represents the weighted average effective interest rate.

March 31, 2013	Short-term		Long-term	December 31, 2012	Short-term		Long-term
Bank loans				Bank loans
Loans in Mexico, 2013 to 2014	Ps	—	1,045	Loans in Mexico, 2013 to 2014	Ps	—	1,088
Loans in foreign countries, 2013 to 2018		666	3,098	Loans in foreign countries, 2013 to 2018		2	3,770
Syndicated loans, 2013 to 2017		—	47,626	Syndicated loans, 2013 to 2017		—	49,972

		666	51,769			2	54,830

Notes payable				Notes payable
Notes payable in Mexico, 2013 to 2017		—	576	Notes payable in Mexico, 2013 to 2017		—	568
Medium-term notes, 2013 to 2022		—	119,781	Medium-term notes, 2013 to 2022		—	120,535
Other notes payable, 2013 to 2025		210	2,127	Other notes payable, 2013 to 2025		80	2,120

		210	122,484			80	123,223

Total bank loans and notes payable		876	174,253	Total bank loans and notes payable		82	178,053
Current maturities		4,093	(4,093)	Current maturities		514	(514)

	Ps	4,969	170,160		Ps	596	177,539

The most representative exchange rates for the financial debt are as follows:

	July [ ], 2013	March 31, 2013	December 31, 2012
Mexican pesos per dollar		12.34	12.85
Euros per dollar		0.7795	0.7576

The maturities of consolidated long-term debt as of March 31, 2013, were as follows:

	March 31, 2013
2014	Ps	212
2015		9,433
2016		21,527
2017		59,114
2018 and thereafter		79,874

	Ps	170,160

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Relevant debt transactions during 2013

On March 28, 2013, CEMEX purchased €183 aggregate principal amount of Eurobonds through a cash tender offer using a portion of the proceeds from the issuance of the March 2013 Notes, which Eurobonds were immediately cancelled.

On March 25, 2013, CEMEX, S.A.B. de C.V. issued U.S.$600 aggregate principal amount of its 5.875% Senior Secured Notes due 2019 (the “March 2013 Notes”). The net proceeds from the offering of approximately U.S.$596 were used for the repayment in full of the remaining indebtedness under the 2009 Financing Agreement of approximately U.S.$55 and the remainder for general corporate purposes, including the purchase of Eurobonds in the Eurobond Tender Offer.

15B) OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the consolidated balance sheet are detailed as follows:

	March 31, 2013				December 31, 2012
	Short- term		Long- term	Total	Short- term		Long- term	Total
I. Convertible subordinated notes due 2018	Ps	—	6,939	6,939	Ps	—	7,100	7,100
I. Convertible subordinated notes due 2016		—	10,551	10,551		—	10,768	10,768
II. Convertible subordinated notes due 2015		—	8,195	8,195		—	8,397	8,397
III. Convertible securities due 2019		158	1,521	1,679		152	1,561	1,713
IV. Liabilities secured with accounts receivable		5,409	2,500	7,909		6,013	2,500	8,513
V. Capital leases		826	2,312	3,138		813	2,587	3,400

	Ps	6,393	32,018	38,411	Ps	6,978	32,913	39,891

15C) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	March 31, 2013			December 31, 2012
(U.S. dollars millions)	Notional amount		Fair Value	Notional amount	Fair Value
I. Interest rate swaps	US$	181	47	181	49
II. Equity forwards on third party shares		27	—	27	—
III. Forward instruments over indexes		4	—	5	—
IV. Options on CEMEX’s own shares		2,395	375	2,743	(138)

	US$	2,607	422	2,956	(89)

The caption “Other financial income, net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period which, for the three-month periods ended March 31, 2013 and March 31, 2012, represented a net gain of approximately Ps1,562 (US$127) and a net gain of approximately Ps375 (US$28), respectively. As of March 31, 2013 and December 31, 2012, pursuant to net balance settlement agreements, cash deposits in margin accounts that guaranteed obligations through derivative financial instruments were offset with the fair value of the derivative instruments for approximately US$10 (Ps120) and US$91 (Ps1,168), respectively.

As of March 31, 2013 and December 31, 2012, the main exposure of CEMEX was related to changes in the prices of its CPOs and third party shares. A significant decrease in the market price of CEMEX’s CPOs and third party shares would negatively affect CEMEX’s liquidity and financial position.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

I. Interest rate swap contracts

As of March 31, 2013 and December 31, 2012, CEMEX had an interest rate swap maturing in September 2022 associated with agreements entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of approximately US$47 and US$49, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR, which is the international reference rate for debt denominated in U.S. dollars. As of March 31, 2013 and December 31, 2012, LIBOR was 0.445% and 0.513% respectively.

II. Equity forwards in third party shares

As of March 31, 2013 and December 31, 2012, CEMEX had forward contracts to be settled in cash over the price of 59.5 and 59.5 million CPOs of Axtel, respectively. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel extended until October 2013. These transactions were intended to maintain the exposure to changes in the price of such entity’s after the sale by CEMEX of 119 million CPOs of Axtel in March 2008.

III. Forward instruments over indexes

As of March 31, 2013 and December 31, 2012, CEMEX held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which matured in October 2012 and were extended until April 2013, through a payment of approximately US$1 (Ps12). By means of these instruments, CEMEX maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. As of March 31, 2013, a portion of this derivative was early terminated.

IV. Options on CEMEX’s own shares

As of March 31, 2013 and December 31, 2012, CEMEX had granted a guarantee for a notional amount of approximately US$13 and US$360 respectively, in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees in April 2008, which fair value, net of deposits in margin accounts, represented a net asset of approximately US$14 (Ps173) as of March 31,2013 and a net liability of approximately US$58 (Ps740) as of December 31, 2012. Changes in fair value for the three-month period ended March 31, 2013 and 2012 were recognized in the statements of operations within “Other financial income, net,” representing a gains of approximately US$22 (Ps268) and US$52 (Ps669) respectively.

15D) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of March 31, 2013 and December 31, 2012, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	March 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Derivative instruments (note 9 and 12B)	Ps	5,742	5,742	Ps	4,279	4,279
Other investments and non-current accounts receivable (note 12B)		5,704	5,699		4,321	4,121

	Ps	11,446	11,441	Ps	8,600	8,400

Financial liabilities
Long-term debt (note 15A)		170,160	187,523		177,539	188,128
Other financial obligations (note 15B)		32,018	47,136		32,913	42,651
Derivative instruments (notes 15C and 16)		543	543		5,451	5,451

	Ps	202,721	235,202	Ps	215,903	236,230

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Fair Value Hierarchy

CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of March 31, 2013 and December 31, 2012, are included in the following fair value hierarchy categories:

March 31, 2013	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 9 and 12B)	Ps	—	5,742	—	5,742
Investments available-for-sale (note 12B)		273	—	—	273
Investments held for trading (note 12B)		—	358	—	358

	Ps	273	6,100	—	6,373

Liabilities measured at fair value
Derivative instruments (note 15C and 16)	Ps	—	543	—	543

December 31, 2012	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 9 and 12B)	Ps	—	4,279	—	4,279
Investments available-for-sale (note 12B)		211	—	—	211
Investments held for trading (note 12B)		—	366	—	366

	Ps	211	4,645	—	4,856

Liabilities measured at fair value
Derivative instruments (note 15C and 16)	Ps	—	5,451	—	5,451

16.	OTHER CURRENT AND NON-CURRENT LIABILITIES

Consolidated other current accounts payable and accrued expenses were as follows:

	March 31, 2013		December 31, 2012
Provisions	Ps	9,804	9,496
Other accounts payable and accrued expenses		3,647	4,174
Advances from customers		1,422	1,641
Interest payable		3,687	3,003
Current liabilities for valuation of derivative instruments		2	623
Dividends payable		30	30

	Ps	18,592	18,967

Consolidated other non-current liabilities, were as follows:

	March 31, 2013		December 31, 2012
Asset retirement obligations 1	Ps	6,406	7,062
Environmental liabilities 2		491	520
Accruals for legal assessments and other responsibilities 3		2,387	7,412
Non-current liabilities for valuation of derivative instruments		541	4,828
Other non-current liabilities and provisions 4		16,815	12,782

	Ps	26,640	32,604

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of March 31, 2013 includes approximately Ps12,511, of the non-current portion of taxes payable recognized in 2009 as a result of changes to the tax consolidation regime in Mexico.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

17.	PENSIONS AND POSTRETIREMENT EMPLOYEE BENEFITS

For the three-month periods ended March 31, 2013 and 2012, the effects of pension plans and other postretirement benefits are summarized as follows:

	Pensions			Other benefits			Total
Net period cost:	2013		2012	2013	2012	2013	2012
Recorded in operating costs and expenses	Ps	24	32	17	14	41	46
Recorded in other financial income (expenses), net		168	170	24	24	192	194

	Ps	192	202	41	38	233	240

18.	INCOME TAXES

Consolidated income tax expense is recognized based on Management’s best estimate of the weight average annual effective income tax rate expected for the full year applied to the pre-tax income (loss) for the three-month periods ended March 31, 2013 and March 31, 2012, respectively.

In connection with the tax proceeding related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the transitory amnesty provision, on January 31, 2013, CEMEX, S.A.B. de C.V. was notified that an agreement had been reached with the Mexican tax authorities regarding the settlement of such tax proceeding pursuant to a final payment according to the rules of the transitory provision. CEMEX paid the amount on February 1, 2013.

On March 27, 2013, CEMEX paid Ps 2,035 million regarding the Additional Consolidation taxes. This payment, together with the amounts paid in 2010, 2011 and 2012 represented 85% of the Additional Consolidation Taxes for the “1999- 2004” period, 70% of the Additional Consolidation Taxes for the “2005” period, 50% of the Additional Consolidation Taxes for the “2006” period and 25% of the Additional Consolidation Taxes for the “2007” period. As of March 31, 2013, we have paid an aggregate amount of approximately Ps3,500 million of Additional Consolidation Taxes.

19.	STOCKHOLDERS’ EQUITY

19A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of March 31, 2013 and December 31, 2012 the breakdown of common stock and additional paid-in capital was as follows:

	March 31, 2013		December 31, 2012
Common stock	Ps	4,142	4,139
Additional paid-in capital		114,046	113,929

	Ps	118,188	118,068

On March 21, 2013, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,312.3 million shares (437.4 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO; (ii) increase the variable common stock by issuing up to 369 million shares (123 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities. Considering that the delivery of the shares associated with the capitalization of retained earnings was effective until April 27, 2013, the increase in additional paid-in capital and reduction in retained earnings of approximately Ps5,987 was recognized during the second quarter (note 21).

19B)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of March 31, 2013 and December 31, 2012 non-controlling interest in equity amounted to approximately Ps8,500 and Ps8,410.

Perpetual debentures

As of March 31, 2013 and December 31, 2012, the balances of the non-controlling interest included approximately US$471 (Ps5,812), and US$473(Ps6,078), respectively, representing the notional amount of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps108 for the three-month period ended March 31, 2013 and Ps121 for the three-month period ended March 31, 2012.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

20.	CONTINGENCIES

CEMEX is involved in various legal proceedings which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of March 31, 2013, the details of the most significant updates events in relation to the most important contingencies as well as the quantification of the potential loss, when it is determinable, were as follows:

•

During the court hearing regarding the appeal filed by CEMEX Polska held on February 27, 2013, in reference to the antitrust proceeding against Cemex Polska, the judge presiding over the case confirmed the court’s decision to combine the separate appeals of six Polish cement producers in one joint case, as per the motion presented by CEMEX Polska, and reviewed the witness list proposed by CEMEX Polska. The next joint court hearing for all appeals is scheduled for September 18, 2013.

•

Regarding the class action suit against one CEMEX’s subsidiary in Israel, as of March 31, 2013 our Israel subsidiary has submitted a formal response to the corresponding court. At this stage, CEMEX believes the application is vexatious and should be dismissed without any expense to CEMEX. As of March 31, 2013, CEMEX is analyzing the legal strategy to be employed and is also not able to assess the likelihood of the class action application being approved, of an adverse result, but if adversely resolved, CEMEX does not believe the final resolution would be a material adverse impact on its financial results.

•

As of March 31, 2013, CEMEX subsidiary in the United States has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the Antitrust Civil Investigate Demand, At this stage its unclear whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

•

In connection with the Antitrust Investigations in one of the CEMEX´s subsidiaries in Mexico, on February 12, 2013, CEMEX filed an appeal against the new resolution before both the CFC and the Monterrey Circuit Court. As of March 31, 2013, a resolution regarding this constitutional challenge had not yet been issued.

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In connection with Strabag Arbitration, on February 20, 2013, the Swiss Federal Court has rejected the annulment action brought by Strabag and has ordered this bear to the Court costs amounting to 100 thousands Swiss francs (106 thousand dollars) and to compensate RMC Holdings B.V. with an amount of 200 thousands Swiss francs (211 thousand dollars) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013.

As of March 31, 2013, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

21.	SUBSEQUENT EVENTS

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately US$360 in connection with put option transactions on CEMEX’s CPOs entered into by Citibank with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees in April 2008. The fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately US$58 (Ps740) in 2012. As of December 31, 2012, cash deposits in margin accounts were approximately US$76 (Ps975). As of April 17, 2013, the notional amount of the guarantee was completely closed as a result of the unwinding of 100% of the original underlying amount of put options over CPOs of CEMEX, S.A.B. de C.V. Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX’s CPOs held by the Mexican trust in an aggregate amount of approximately US$112, were used to settle the unwinding of these put options.

In connection with the annual ordinary shareholders’ meeting, the increase of the variable common stock through the capitalization of retained earnings represented an increase in common stock of approximately Ps3, considering a nominal value of Ps0.00833 per CPO (note 19A). On April, 2013, upon delivery of the shares, an additional paid-in capital of approximately Ps5,987 was recognized within the stockholders’ equity against retained earnings.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of March 31, 2013 and December 31, 2012 and for the three-month period ended

March 31, 2013 and 2012

(Millions of Mexican pesos)

Subsequent Events – Continued

In connection with the Egypt Share Purchase Agreement proceeding, in which CEMEX acquired a controlling interest in ACC, on April 16, 2013, the court decided to schedule a new hearing on June 16, 2013.

In connection to the Antitrust Investigations in Europe by the European Commission proceedings, a hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, with the hearings for all other companies being investigated expected to be held during April 2013. CEMEX, S.A.B. de C.V estimates a judgment could be issued during September 2013.

In relation to the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007 that resulted from amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, and the self-assessments of taxes due through amended tax returns filed on March 1, 2012, for the taxes corresponding to the 2005 tax year, and on July 5, 2012, for the taxes corresponding to the 2006 tax year, CEMEX, S.A.B. de C.V. opted to enter the transitory amnesty provision published on December 17, 2012, by the Mexican authorities in the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision (the “Amnesty Provision”) that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. As a result, during 2013, CEMEX, S.A.B. de C.V. setteled these assessments and as of June 30, 2013, there are no longer any tax liabilities in connection to this matter. For the 2007 tax year, there is no tax due. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007. Regarding the tax assessment that was notified by the Mexican tax authorities to CEMEX, S.A.B. de C.V. on January 21, 2011, pertaining to the 2005 tax year as it relates to the corporate income tax in connection with the tax consolidation regime, during May 2013 we settled this tax assessment based on the Amnesty Provision. Further to the tax assessments that on November 16, 2011, were notified by the Mexican tax authorities to Centro Distribuidor de Cemento, S.A. de C.V. and Mexcement Holdings, S.A. de C.V., both indirect subsidiaries of CEMEX, S.A.B. de C.V., related to direct and indirect investments in entities considered to be preferential tax regimens for tax years 2003 and 2004, during May 2013 we settled these tax assessments based on the Amnesty Provision.

During the second quarter of 2013, CEMEX Colombia, reached a settlement with the Colombian Tax Authority (Dirección de Impuestos) regarding its 2007 and 2008 year-end tax returns. The amount paid in connection with the settlement regarding the 2007 and 2008 year-end tax returns was 47,111 million Colombian Pesos. CEMEX is currently waiting for the resolution regarding the settlement to be fully signed.